



R


# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C. 20549



R


# FORM 10-K

**FOR ANNUAL AND TRANSITION REPORTS**
**PURSUANT TO SECTION 13 OR 15(d) THE SECURITIES EXCHANGE ACT OF 1934**

**(Mark One)**

√ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2009**

**OR**

__ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from ___________ to __________**

**Commission File Number ~~0-4776~~** 1-10435





10010831


# STURM, RUGER & COMPANY, INC.

(Exact Name of Registrant as Specified in Its Charter)

| **Delaware** | **06-0633559** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |
| **Lacey Place, Southport, Connecticut** | **06890** |
| (Address of Principal Executive Offices) | (Zip Code) |

**(203) 259-7843**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| **Common Stock, $1 par value** | **New York Stock Exchange** |

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **YES** __**NO** √

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **YES** __**NO** √

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **YES** √ **NO** __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ √ ].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [ √ ] Non-accelerated filer [ ] Smaller reporting company [ ].

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **YES** __**NO** √

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of June 30, 2009:
*Common Stock, $1 par value - $233,905,000*

The number of shares outstanding of the registrant's common stock as of February 19, 2010:
*Common Stock, $1 par value - 19,072,780 shares*

**DOCUMENTS INCORPORATED BY REFERENCE.**

Portions of the registrant's Proxy Statement relating to the 2010 Annual Meeting of Stockholders to be held April 28, 2010 are incorporated by reference into Part III (Items 10 through 14) of this Report.

# TABLE OF CONTENTS

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PART IV

In this Annual Report on Form 10-K, Sturm, Ruger & Company, Inc. (the "Company") makes forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties, such as market demand, sales levels of firearms, anticipated castings sales and earnings, the need for external financing for operations or capital expenditures, the results of pending litigation against the Company including lawsuits filed by mayors, attorneys general and other governmental entities and membership organizations, and the impact of future firearms control and environmental legislation, any one or more of which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of subsequent unanticipated events.

# PART I

## ITEM 1—BUSINESS

### Company Overview

Sturm, Ruger & Company, Inc. (the "Company") is principally engaged in the design, manufacture, and sale of firearms to domestic customers. Approximately 98% of the Company's total sales for the year ended December 31, 2009 were from the firearms segment, and approximately 2% were from investment castings. Export sales represent less than 4% of firearms sales. The Company's design and manufacturing operations are located in the United States and most product content is domestic.

The Company has been in the business since 1949 and was incorporated in its present form under the laws of Delaware in 1969. The Company offers products in four industry product categories – rifles, shotguns, pistols, and revolvers. The Company's firearms are sold through a select number of independent wholesale distributors, principally to the commercial sporting market.

The Company manufactures and sells investment castings made from steel alloys for both outside customers and internal use in the firearms segment. Investment castings sold to outside customers, either directly to or through manufacturers' representatives, represented approximately 2% of the Company's total sales for the year ended December 31, 2009.

For the years ended December 31, 2009, 2008, and 2007, net sales attributable to the Company's firearms operations were approximately, $266.6 million, $174.4 million and $144.2 million or approximately 98%, 96%, and 92%, respectively, of total net sales. The balance of the Company's net sales for the aforementioned periods was attributable to its investment castings operations.

### Firearms Products

The Company presently manufactures firearm products, under the "Ruger" name and trademark, in the following industry categories:

**Rifles**
- Single-shot
- Autoloading
- Bolt-action
- Modern sporting

**Shotguns**
- Over and Under

**Pistols**
- Rimfire autoloading
- Centerfire autoloading

**Revolvers**
- Single action
- Double action

Most firearms are available in several models based upon caliber, finish, barrel length, and other features. Many of the firearms introduced by the Company over the years have become "classics" which have retained their popularity for decades and are sought by collectors.

Rifles
A rifle is a long gun with spiral grooves cut into the interior of the barrel to give the bullet a stabilizing spin after it leaves the barrel. Sales of rifles by the Company accounted for approximately $102.2 million, $69.4 million, and $64.9 million, of revenues for the years 2009, 2008 and 2007, respectively.

Shotguns
A shotgun is a long gun with a smooth barrel interior which fires lead or steel pellets. Sales of shotguns by the Company accounted for approximately $1.2 million, $1.5 million, and $3.8 million of revenues for the years 2009, 2008 and 2007, respectively.

Pistols
A pistol is a handgun in which the ammunition chamber is an integral part of the barrel and which typically is fed ammunition from a magazine contained in the grip. Sales of pistols by the Company accounted for approximately $87.5 million, $52.5 million, and $33.4 million of revenues for the years 2009, 2008 and 2007, respectively.

Revolvers
A revolver is a handgun that has a cylinder that holds the ammunition in a series of chambers which are successively aligned with the barrel of the gun during each firing cycle. There are two general types of revolvers, single-action and double-action. To fire a single-action revolver, the hammer is pulled back to cock the gun and align the cylinder before the trigger is pulled. To fire a double-action revolver, a single trigger pull advances the cylinder and cocks and releases the hammer. Sales of revolvers by the Company accounted for approximately $58.3 million, $41.0 million, and $35.6 million of revenues for the years 2009, 2008, and 2007, respectively.

The Company also manufactures and sells accessories and replacement parts for its firearms. These sales accounted for approximately $17.4 million, $9.9 million, and $6.5 million of revenues for the years 2009, 2008 and 2007, respectively.

**Investment Casting Products**

The Company manufactures and sells investment castings made from steel alloys for both outside customers and internal use in the firearms segment. Investment castings sold to outside customers, either directly to or through manufacturers' representatives, represented approximately 2% of the Company's total sales for the year ended December 31, 2009.

Net sales attributable to the Company's investment casting operations (excluding intercompany transactions) accounted for approximately $4.4 million, $7.1 million, and $12.3 million, or approximately 2%, 4%, and 8% of the Company's total net sales for 2009, 2008, and 2007, respectively.

**Manufacturing**

Firearms
The Company produces one model of pistol and all of its rifles, shotguns, and revolvers at the Newport, New Hampshire facility. All other pistols are produced at the Prescott, Arizona facility.

Many of the basic metal component parts of the firearms manufactured by the Company are produced by the Company's castings facilities through a process known as precision investment casting. See "Manufacturing-Investment Castings" for a description of the investment casting process. The Company initiated the use of this process in the production of component parts for firearms in 1953. The Company believes that the investment casting process provides greater design flexibility and results in component parts which are generally close to their ultimate shape and, therefore, require less machining than processes requiring machining a solid billet of metal to obtain a part. Through the use of investment castings, the Company endeavors to produce durable and less costly component parts for its firearms.

All assembly, inspection, and testing of firearms manufactured by the Company are performed at the Company's manufacturing facilities. Every firearm, including every chamber of every revolver manufactured by the Company, is test-fired prior to shipment.

Investment Castings

To produce a product by the investment casting method, a wax model of the part is created and coated ("invested") with several layers of ceramic material. The shell is then heated to melt the interior wax which is poured off, leaving a hollow mold. To cast the desired part, molten metal is poured into the mold and allowed to cool and solidify. The mold is then broken off to reveal a near net shape cast metal part.

## Marketing and Distribution

Firearms

The Company's firearms are primarily marketed through a network of selected Federally-licensed independent wholesale distributors who purchase the products directly from the Company. They resell to Federally-licensed retail firearms dealers who in turn resell to legally authorized end-users. All retail purchasers are subject to a point-of-sale background check by law enforcement. These end-users include sportsmen, hunters, law enforcement and other governmental organizations, and gun collectors. Each distributor carries the entire line of firearms manufactured by the Company for the commercial market. Currently, 14 distributors service the domestic commercial market, with an additional 19 distributors servicing the domestic law enforcement market and two distributors servicing the Canadian market. Five of the Company's distributors service both the domestic commercial market and the domestic law enforcement market.

One customer accounted for approximately 15%, 18% and 13% of net firearm sales and 15%, 17% and 12% of consolidated sales in 2009, 2008, and 2007, respectively. A second customer accounted for approximately 11%, 13%, and 13% of net firearms sales and 11%, 12%, and 12% of consolidated net sales in 2009, 2008, and 2007, respectively. A third customer accounted for approximately 11%, 12%, and 12% of net firearms sales and 11%, 11%, and 11% of consolidated net sales in 2009, 2008, and 2007, respectively. A fourth customer accounted for approximately 11% and 10% of the Company's net firearms sales and consolidated net sales in 2009 and 2008, respectively. A fifth customer accounted for approximately 10% of net firearms sales and consolidated sales in 2009. A sixth customer accounted for 11% of net firearm sales and 10% of consolidated sales in 2007.

The Company employs eight employees and one independent contractor who service these distributors and call on dealers and law enforcement agencies. Because the ultimate demand for the Company's firearms comes from end-users, rather than from the Company's distributors, the Company believes that the loss of any distributor would not have a material long-term adverse effect on the Company, but may have a material impact on the Company's financial results for a particular period. The Company considers its relationships with its distributors to be satisfactory.

The Company also exports its firearms through a network of selected commercial distributors and directly to certain foreign customers, consisting primarily of law enforcement agencies and foreign governments. Foreign sales were less than 6% of the Company's consolidated net sales for each of the past three fiscal years.

Effective December 1, 2006 the Company began receiving firm, non-cancelable purchase orders on a frequent basis from each of its distributors, with most orders for immediate delivery. As of February 1, 2010, the order backlog was approximately $70 million. As of February 1, 2009, order backlog was approximately $87 million.

The Company does not consider its overall firearms business to be predictably seasonal; however, sales of many models of firearms are usually lower in the third quarter of the fiscal year.

Investment Castings

The investment casting segment's principal markets are commercial, sporting goods, and military. Sales are made directly to customers or through manufacturers' representatives. The Company produces various products for a number of customers in a variety of industries, including approximately 24 firearms and firearms component manufacturers. The investment castings segment provides castings for the Company's firearms segment.

## Competition

Firearms

Competition in the firearms industry is intense and comes from both foreign and domestic manufacturers. While some of these competitors concentrate on a single industry product category, such as rifles or pistols, several competitors manufacture products in the same four industry categories as the Company (rifles, shotguns, pistols, and revolvers). Some of these competitors are subsidiaries of larger corporations than the Company with substantially greater financial resources than the Company, which could affect the Company's ability to compete. The principal methods of competition in the industry are product innovation, quality, availability, and price. The Company believes that it can compete effectively with all of its present competitors.

Investment Castings

There are a large number of investment castings manufacturers, both domestic and foreign, with which the Company competes. Competition varies based on the type of investment castings products and the end-use of the product (commercial, sporting goods, or military). Many of these competitors are larger corporations than the Company with substantially greater financial resources than the Company, which could affect the Company's ability to compete with these competitors. The principal methods of competition in the industry are quality, price, and production lead time. The Company believes that it can compete effectively with its present domestic competitors. However, it is unknown if the Company can compete with foreign competitors in the long-term.

## Employees

As of February 1, 2010, the Company employed approximately 1,150 full-time employees of which approximately 54% had at least ten years of service with the Company.

None of the Company's employees are subject to a collective bargaining agreement.

## Research and Development

In 2009, 2008, and 2007, the Company spent approximately $2.0 million, $1.5 million, and $0.7 million, respectively, on research activities relating to the development of new products and the improvement of existing products. As of February 15, 2010, the Company had approximately 17 employees whose primary responsibilities were research and development activities.

## Patents and Trademarks

The Company owns various United States and foreign patents and trademarks which have been secured over a period of years and which expire at various times. It is the policy of the Company to apply for patents and trademarks whenever new products or processes deemed commercially valuable are developed or marketed by the Company. However, none of these patents and trademarks are considered to be basic to any important product or manufacturing process of the Company and, although the Company deems its patents and trademarks to be of value, it does not consider its business materially dependent on patent or trademark protection.

## Environmental Matters

The Company is committed to achieving high standards of environmental quality and product safety, and strives to provide a safe and healthy workplace for its employees and others in the communities in which it operates. The Company has programs in place that monitor compliance with various environmental regulations. However, in the normal course of its manufacturing operations the Company is subject to occasional governmental proceedings and orders pertaining to waste disposal, air emissions, and water discharges into the environment. These regulations are integrated into the Company's manufacturing, assembly, and testing processes. The Company believes that it is generally in compliance with applicable environmental regulations and the outcome of any environmental proceedings and orders will not have a material effect on the financial position of the Company, but could have a material impact on the financial results for a particular period.

**Executive Officers of the Company**

Set forth below are the names, ages, and positions of the executive officers of the Company. Officers serve at the discretion of the Board of Directors of the Company.

| Name | Age | Position With Company |
|---|---|---|
| Michael O. Fifer | 52 | Chief Executive Officer |
| Thomas A. Dineen | 41 | Vice President, Treasurer and Chief Financial Officer |
| Christopher J. Killoy | 51 | Vice President of Sales and Marketing |
| Mark T. Lang | 53 | Group Vice President |
| Thomas P. Sullivan | 49 | Vice President of Newport Operations |
| Leslie M. Gasper | 56 | Corporate Secretary |

Michael O. Fifer joined the Company as Chief Executive Officer on September 25, 2006, and was named to the Board of Directors on October 19, 2006. Prior to joining the Company, Mr. Fifer was President of the Engineered Products Division of Mueller Industries, Inc. Prior to joining Mueller Industries, Inc., Mr. Fifer was President, North American Operations, Watts Water Technologies.

Thomas A. Dineen became Vice President on May 24, 2006. Previously he served as Treasurer and Chief Financial Officer since May 6, 2003 and had been Assistant Controller since 2001. Prior to that, Mr. Dineen had served as Manager, Corporate Accounting since 1997.

Christopher J. Killoy rejoined the Company as Vice President of Sales and Marketing on November 27, 2006. Mr. Killoy originally joined the Company in 2003 as Executive Director of Sales and Marketing, and subsequently served as Vice President of Sales and Marketing from November 1, 2004 to January 25, 2005.

Mark T. Lang joined the Company as Group Vice President on February 18, 2008. Mr. Lang is responsible for management of the Prescott Firearms Division and the Company's acquisition efforts. Prior to joining the Company, Mr. Lang was President of the Custom Products Business at Mueller Industries, Inc. Prior to joining Mueller, Mr. Lang was the Vice President of Operations for the Automotive Division of Thomas and Betts, Inc.

Thomas P. Sullivan joined the Company as Vice President of Newport Operations for the Newport, New Hampshire Firearms and Pine Tree Castings divisions on August 14, 2006. Prior to joining the Company, Mr. Sullivan was Vice President of Lean Enterprises at IMI Norgren Ltd.

Leslie M. Gasper has been Secretary of the Company since 1994. Prior to this, she was the Administrator of the Company's pension plans, a position she held for more than five years prior thereto.

## Where You Can Find More Information

The Company is a reporting company and is therefore subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and accordingly files its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Definitive Proxy Statements, Current Reports on Form 8-K, and other information with the Securities and Exchange Commission (the "SEC"). The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. As an electronic filer, the Company's public filings are maintained on the SEC's Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov.

The Company makes its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Definitive Proxy Statements, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act accessible free of charge through the Company's Internet site after the Company has electronically filed such material with, or furnished it to, the SEC. The address of that website is http://www.ruger.com. However, such reports may not be accessible through the Company's website as promptly as they are accessible on the SEC's website.

Additionally, the Company's corporate governance materials, including its Corporate Governance Guidelines, the charters of the Audit, Compensation, and Nominating and Corporate Governance committees, and the Code of Business Conduct and Ethics may also be found under the "Stockholder Relations" section of the Company's Internet site at www.ruger.com. A copy of the foregoing corporate governance materials are available upon written request of the Corporate Secretary at Sturm, Ruger & Company, Inc., Lacey Place, Southport, Connecticut 06890.

## ITEM 1A—RISK FACTORS

In evaluating the Company's business, the following risk factors, as well as other information in this report, should be carefully considered.

### Firearms Legislation

The sale, purchase, ownership, and use of firearms are subject to thousands of federal, state and local governmental regulations. The basic federal laws are the National Firearms Act, the Federal Firearms Act, and the Gun Control Act of 1968. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. The Company does not manufacture fully automatic weapons, other than for the law enforcement market, and holds all necessary licenses under these federal laws. From time to time, congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. Several states currently have laws in effect similar to the aforementioned legislation.

Until November 30, 1998, the "Brady Law" mandated a nationwide five-day waiting period and background check prior to the purchase of a handgun. As of November 30, 1998, the National Instant Check System, which applies to both handguns and long guns, replaced the five-day waiting period.

The Company believes that the "Brady Law" and the National Instant Check System have not had a significant effect on the Company's sales of firearms, nor does it anticipate any impact on sales in the future. On September 13, 1994, the "Crime Bill" banned so-called "assault weapons." All the Company's then-manufactured commercially-sold long guns were exempted by name as "legitimate sporting firearms." This ban expired by operation of law on September 13, 2004. The Company remains strongly opposed to laws which would restrict the rights of law-abiding citizens to lawfully acquire firearms. The Company believes that the lawful private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company.

**Firearms Litigation**

*(The following disclosures within "Firearms Litigation" are identical to the disclosures within Note 17 of the notes to the financial statements-Contingent Liabilities.)*

As of December 31, 2009, the Company was a defendant in approximately seven (7) lawsuits and is aware of certain other such claims.

Lawsuits involving the Company's products generally fall into one of two categories:

(i) Those that claim damages from the Company related to allegedly defective product design and/or manufacture which stem from a specific incident. Pending lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories; or

(ii) Those brought by cities or other governmental entities, and individuals against firearms manufacturers, distributors and retailers seeking to recover damages allegedly arising out of the misuse of firearms by third-parties in the commission of homicides, suicides and other shootings involving juveniles and adults.

As to lawsuits of the first type, management believes that, in every case involving firearms, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company.

The only remaining lawsuit of the second type is the lawsuit filed by the City of Gary. The complaint in that case seeks damages, among other things, for the costs of medical care, police and emergency services, public health services, and other services as well as punitive damages. In addition, nuisance abatement and/or injunctive relief is sought to change the design, manufacture, marketing and distribution practices of the various defendants. The suit alleges, among other claims, negligence in the design of products, public nuisance, negligent distribution and marketing, negligence per se and deceptive advertising. The case does not allege a specific injury to a specific individual as a result of the misuse or use of any of the Company's products. Market share allegations have been held inapplicable by the Indiana Supreme Court.

The Indiana Court of Appeals affirmed the dismissal of the Gary case by the trial court, but the Indiana Supreme Court reversed this dismissal and remanded the case for discovery proceedings on December 23, 2003. On November 23, 2005, the defendants filed a motion to dismiss pursuant to the Protection of Lawful Commerce in Arms Act ("PLCAA"). The state court judge held the PLCAA unconstitutional and the defendants filed a motion with the Indiana Court of Appeals asking it to accept interlocutory appeal on the issue, which appeal was accepted on February 5, 2007. On October 29, 2007, the Indiana Appellate Court affirmed, holding that the PLCAA does not apply to the City's claims. A petition for rehearing was filed in the Appellate Court and denied on January 9, 2008. On February 8, 2008, a Petition to Transfer the appeal to the Supreme Court of Indiana was filed. The petition was denied on January 13, 2009 and the case was remanded to the trial court. No trial date has been set.

In addition to the foregoing, on August 18, 2009, the Company was served with a complaint captioned Steamfitters Local 449 Pension Fund, on Behalf of Itself and All Others Similarly Situated v. Sturm, Ruger & Co. Inc., *et al.* pending in the United States District Court for the District of Connecticut. The complaint seeks unspecified damages for alleged violations of the Securities Exchange Act of 1934 and is a purported class action on behalf of purchasers of the Company's common stock between April 23, 2007 and October 29, 2007. On October 9, 2009, the Company waived service of a complaint captioned Alan R. Herrett, Individually and On Behalf of All Others Similarly Situated v. Sturm, Ruger & Co. Inc., *et al.* pending in the United States District Court for the District of Connecticut. This matter is based upon the same facts and basic allegations set forth in the Steamfitters Local 449 Pension Fund litigation. On October 12, 2009, a motion to consolidate the two actions was filed by counsel for the Steamfitters. On January 11, 2010, the court entered an order consolidating the two matters. The January 11, 2010 order also sets a briefing schedule for plaintiffs to file a consolidated amended complaint and for defendants, including the Company, to file a responsive pleading.

On September 11, 2009, the Company was served with a complaint captioned Secretary of Labor v. Sturm, Ruger & Co. Inc. pending before the Occupational Safety and Health Review Commission. The complaint arises out of a Notice of Contest filed by the Company pursuant to an OSHA inspection conducted at the Company's manufacturing facility in Newport, New Hampshire. The matter was settled by agreement of the parties in December 2009.

Punitive damages, as well as compensatory damages, are demanded in certain of the lawsuits and claims. Aggregate claimed amounts presently exceed product liability accruals and applicable insurance coverage. For claims made after July 10, 2000, coverage is provided on an annual basis for losses exceeding $5 million per claim, or an aggregate maximum loss of $10 million annually, except for certain new claims which might be brought by governments or municipalities after July 10, 2000, which are excluded from coverage.

Product liability claim payments are made when appropriate if, as, and when claimants and the Company reach agreement upon an amount to finally resolve all claims. Legal costs are paid as the lawsuits and claims develop, the timing of which may vary greatly from case to case. A time schedule cannot be determined in advance with any reliability concerning when payments will be made in any given case.

Provision is made for product liability claims based upon many factors related to the severity of the alleged injury and potential liability exposure, based upon prior claim experience. Because our experience in defending these lawsuits and claims is that unfavorable outcomes are typically not probable or estimable, only in rare cases is an accrual established for such costs. In most cases, an accrual is established only for estimated legal defense costs. Product liability accruals are periodically reviewed to reflect then-current estimates of possible liabilities and expenses incurred to date and reasonably anticipated in the future. Threatened product liability claims are reflected in our product liability accrual on the same basis as actual claims; i.e., an accrual is made for reasonably anticipated possible liability and claims-handling expenses on an ongoing basis.

A range of reasonably possible loss relating to unfavorable outcomes cannot be made. However, in product liability cases in which a dollar amount of damages is claimed, the amount of damages claimed, which totaled $7.7 million and $12.2 at December 31, 2009 and 2008, respectively, are set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal.

As of December 31, 2009 and 2008, the Company was a defendant in 5 and 6 lawsuits, respectively, involving its products and is aware of other such claims. During the year ended December 31, 2009 and 2008, respectively, 2 and 1 claims were filed against the Company, 2 and 0 claims were dismissed, and 1 and 0 claims were settled.

During the years ended December 31, 2009 and 2008, the Company incurred product liability expense of $1.6 million and $0.9 million, respectively, which includes the cost of outside legal fees, insurance, and other expenses incurred in the management and defense of product liability matters.

The Company management monitors the status of known claims and the product liability accrual, which includes amounts for asserted and unasserted claims. While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with special and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

A roll-forward of the product liability reserve and detail of product liability expense for the three years ended December 31, 2009 follows:

**Balance Sheet Roll-forward for Product Liability Reserve**
*(Dollars in thousands)*

| | | | Cash Payments | | | | |
|---|---|---|---|---|---|---|---|
| | Balance Beginning of Year (a) | Accrued Legal Expense (b) | Legal Fees (c) | Settlements (d) | Insurance Premiums | Admin. Expense | Balance End of Year (a) |
| 2007 | $1,741 | $639 | $(447) | $ - | N/A | N/A | $1,933 |
| 2008 | 1,933 | 176 | (358) | (7) | N/A | N/A | 1,744 |
| 2009 | 1,744 | 873 | (274) | (261) | N/A | N/A | 2,082 |

**Income Statement Detail for Product Liability Expense**
*(Dollars in thousands)*

| | Accrued Legal Expense (b) | Insurance Premium Expense (e) | Admin. Expense (f) | Total Product Liability Expense |
|---|---|---|---|---|
| 2007 | $639 | $748 | $299 | $1,686 |
| 2008 | 176 | 739 | - | 915 |
| 2009 | 873 | 745 | - | 1,618 |

**Notes**

(a) The beginning and ending liability balances represent accrued legal fees only. Settlements and administrative costs are expensed as incurred. Only in rare instances is an accrual established for settlements.

(b) The expense accrued in the liability is for legal fees only.

(c) Legal fees represent payments to outside counsel related to product liability matters.

(d) Settlements represent payments made to plaintiffs or allegedly injured parties in exchange for a full and complete release of liability.

(e) Insurance expense represents the cost of insurance premiums.

(f) Administrative expense represents personnel related and travel expenses of Company employees and firearm experts related to the management and monitoring of product liability matters.

There were no insurance recoveries during any of the above years.

**Environmental**

The Company is subject to numerous federal, state and local laws and governmental regulations and related state laws. These laws generally relate to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at the Company's manufacturing facilities and at third-party or formerly owned sites at which contaminants generated by the Company may be located. This requires the Company to make capital and other expenses.

The Company is committed to achieving high standards of environmental quality and product safety, and strives to provide a safe and healthy workplace for its employees and others in the communities in which it operates. In an effort to comply with federal and state laws and regulations, the Company has programs in place that monitor compliance with various environmental regulations. However, in the normal course of its operations, the Company is subject to occasional governmental proceedings and orders pertaining to waste disposal, air emissions, and water discharges into the environment.

The Company believes that it is generally in compliance with applicable environmental regulations. However, the Company cannot assure that the outcome of any environmental proceedings and orders will not have a material adverse effect on the business.

**Reliance on Two Facilities**

The Newport, New Hampshire and Prescott, Arizona facilities are critical to the Company's success. These facilities house the Company's principal production, research, development, engineering, design, and shipping. Any event that causes a disruption of the operation of either of these facilities for even a relatively short period of time might have a material adverse affect on the Company's ability to produce and ship products and to provide service to its customers.

**Availability of Raw Materials**

Third parties supply the Company with various raw materials for its firearms and castings, such as fabricated steel components, walnut, birch, beech, maple and laminated lumber for rifle and shotgun stocks, wax, ceramic material, metal alloys, various synthetic products and other component parts. There is a limited supply of these materials in the marketplace at any given time, which can cause the purchase prices to vary based upon numerous market factors. The Company believes that it has adequate quantities of raw materials in inventory to provide ample time to locate and obtain additional items at then-current market cost without interruption of its manufacturing operations. However, if market conditions result in a significant prolonged inflation of certain prices or if adequate quantities of raw materials can not be obtained, the Company's manufacturing processes could be interrupted and the Company's financial condition or results of operations could be materially adversely affected.

## ITEM 1B—UNRESOLVED STAFF COMMENTS

None

## ITEM 2—PROPERTIES

The Company's manufacturing operations are carried out at two facilities. The following table sets forth certain information regarding each of these facilities:

| | Approximate Aggregate Usable Square Feet | Status | Segment |
|---|---|---|---|
| Newport, New Hampshire | 350,000 | Owned | Firearms/Castings |
| Prescott, Arizona | 230,000 | Leased | Firearms |

Each facility contains enclosed ranges for testing firearms and also contains modern tool room facilities. The lease of the Prescott facility provides for rental payments, which are approximately equivalent to estimated rates for real property taxes. The Company consolidated its casting operations in its Newport, New Hampshire foundry in 2007.

The Company has four other facilities that were not used in its manufacturing operations in 2009:

| | Approximate Aggregate Usable Square Feet | Status | Segment |
|---|---|---|---|
| Southport, Connecticut (Station Street property) | 5,000 | Owned | Not Utilized |
| Southport, Connecticut (Lacey Place property) | 25,000 | Owned | Corporate |
| Newport, New Hampshire (Dorr Woolen Building)(a) | 45,000 | Owned | Firearms |
| Enfield, Connecticut | 10,000 | Leased | Firearms |

(a) In 2005, the Company relocated its firearms shipping department into a portion of the Dorr Woolen Building. In 2006, certain of the Company's sales department personnel were moved into the same facility. Approximately 255,000 square feet of the Dorr Woolen Building was demolished in the fall of 2009.

There are no mortgages or any other major encumbrance on any of the real estate owned by the Company.

The Company's principal executive offices are located in Southport, Connecticut. The Company believes that its existing facilities are suitable and adequate for its present purposes.

## ITEM 3—LEGAL PROCEEDINGS

The nature of the legal proceedings against the Company is discussed at Note 17 to this Form 10-K report, which is incorporated herein by reference.

The Company has reported all cases instituted against it through October 3, 2009, and the results of those cases, where terminated, to the SEC on its previous Form 10-Q and 10-K reports, to which reference is hereby made.

One case was formally instituted against the Company during the three months ending December 31, 2009:

On October 9, 2009, the Company waived service of a complaint captioned Alan R. Herrett, Individually and On Behalf of All Others Similarly Situated v. Sturm, Ruger & Co., Inc., *et al.* pending in the United States District Court for the District of Connecticut. This matter is based upon the same facts and basic allegations set forth in the previously reported Steamfitters 449 Local Pension Fund on Behalf of Itself and All Others Similarly Situated v. Sturm, Ruger & Co., Inc., *et al.* On October 12, 2009, a motion to consolidate the two actions was filed by counsel for the Steamfitters. On January 11, 2010, the court entered an order consolidating the two matters. The January 11, 2010 order also sets a briefing schedule for plaintiffs to file a consolidated amended complaint and for defendants, including the Company, to file a responsive pleading.

During the three months ending December 31, 2009, no previously reported cases were settled.

## ITEM 4—SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

# PART II

## ITEM 5—MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RGR." At February 1, 2010, the Company had 1,834 stockholders of record.

The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange and dividends paid on Common Stock.

| | High | Low | Dividends Per Share |
|---|---|---|---|
| 2008: | | | |
| First Quarter | $9.32 | $ 7.32 | - |
| Second Quarter | 8.88 | 6.95 | - |
| Third Quarter | 7.84 | 5.60 | - |
| Fourth Quarter | 7.44 | 4.36 | - |
| 2009: | | | |
| First Quarter | $13.06 | $5.98 | - |
| Second Quarter | 13.71 | 10.08 | $0.086 |
| Third Quarter | 15.20 | 11.16 | 0.123 |
| Fourth Quarter | 13.70 | 9.61 | 0.096 |

**Issuer Repurchase of Equity Securities**

None.

# Comparison of Five-Year Cumulative Total Return*

**Sturm, Ruger & Co., Inc., Standard & Poor's 500,Recreation And Value Line Smith & Wesson Holding Index**

**(Performance Results Through 12/31/09)**



$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
2004
2005
2006
2007
2008
2009
Sturm, Ruger & Co., Inc.
Standard & Poors 500
Recreation
Smith & Wesson Holding
$590.86
$348.57
$224.57
$233.71
$129.71
$103.00
$117.03
$121.16
$114.33
$100.00
$93.29
$80.42
$110.13
$105.16
$94.99
$93.87
$74.53
$68.49
$59.33
$97.11
$92.01


Assumes $100 invested at the close of trading 12/04 in Sturm, Ruger & Co., Inc. common stock, Standard & Poor's 500, Recreation, and Smith & Wesson Holding.

*Cumulative total return assumes reinvestment of dividends.

## Source: Value Line, Inc.

Factual material is obtained from sources believed to be reliable, but the publisher is not responsible for any errors or omissions contained herein.

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|
| Sturm, Ruger & Co., Inc. | 100.00 | 80.42 | 110.13 | 94.99 | 68.49 | 114.33 |
| Standard & Poor's 500 | 100.00 | 103.00 | 117.03 | 121.16 | 74.53 | 92.01 |
| Recreation | 100.00 | 93.29 | 105.16 | 93.87 | 59.33 | 97.11 |
| Smith & Wesson Holding | 100.00 | 224.57 | 590.86 | 348.57 | 129.71 | 233.71 |

## Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information regarding compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2009:

**Equity Compensation Plan Information**

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights<br>(a) | Weighted-average exercise price of outstanding options, warrants and rights<br>(b) * | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))<br>(c) |
|---|---|---|---|
| **Equity compensation plans approved by security holders** | | | |
| 1998 Stock Incentive Plan | 590,000 | $7.78 per share | - |
| 2001 Stock Option Plan for Non-Employee Directors | 160,000 | $8.60 per share | - |
| 2007 Stock Incentive Plan | 808,250 | $10.04 per share | 1,733,750 |
| **Equity compensation plans not approved by security holders** | | | |
| None. | | | |
| **Total** | 1,558,250 | $9.00 per share | 1,733,750 |

* Restricted stock units are settled in shares of the Company's common stock on a one-for-one basis. Accordingly, such units have been excluded for purposes of computing the weighted-average exercise price."

## ITEM 6—SELECTED FINANCIAL DATA

***(Dollars in thousands, except per share data)***

| | December 31, | | | | |
|---|---|---|---|---|---|
| | **2009** | 2008 | 2007 | 2006 | 2005 |
| Net firearms sales | $266,566 | $174,416 | $144,222 | $139,110 | $132,805 |
| Net castings sales | 4,419 | 7,067 | 12,263 | 28,510 | 21,917 |
| Total net sales | 270,985 | 181,483 | 156,485 | 167,620 | 154,722 |
| Cost of products sold | 183,380 | 138,730 | 117,186 | 139,610 | 124,826 |
| Gross profit | 87,605 | 42,753 | 39,299 | 28,010 | 29,896 |
| Income before income taxes | 44,360 | 13,978 | 16,659 | 1,843 | 1,442 |
| Income taxes | 16,857 | 5,312 | 6,330 | 739 | 578 |
| Net income | $27,503 | $ 8,666 | $ 10,329 | $ 1,104 | $ 864 |
| Basic and diluted earnings per share | 1.44 | 0.43 | 0.46 | 0.04 | 0.03 |
| Cash dividends per share | $0.31 | $0.00 | $0.00 | $0.00 | $0.30 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | **2009** | 2008 | 2007 | 2006 | 2005 |
| Working capital | $65,377 | $ 46,250 | $ 53,264 | $ 60,522 | $ 83,522 |
| Total assets | 141,679 | 112,760 | 101,882 | 117,066 | 139,639 |
| Total stockholders' equity | 95,516 | 65,603 | 76,069 | 87,326 | 111,578 |
| Book value per share | $5.01 | $ 3.44 | $ 3.57 | $ 3.86 | $ 4.15 |
| Return on stockholders' equity | 34.1% | 12.2% | 12.6% | 1.3% | 0.8% |
| Current ratio | 3.0 to 1 | 2.6 to 1 | 3.6 to 1 | 3.8 to 1 | 5.5 to 1 |
| Common shares outstanding | 19,072,800 | 19,047,300 | 20,571,800 | 22,638,700 | 26,910,700 |
| Number of stockholders of record | 1,827 | 1,841 | 1,769 | 1,851 | 1,922 |
| Number of employees | 1,145 | 1,145 | 1,154 | 1,108 | 1,250 |

## ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Company Overview

Sturm, Ruger & Company, Inc. (the "Company") is principally engaged in the design, manufacture, and sale of firearms to domestic customers. Approximately 98% of the Company's total sales for 2009 were firearms sales, and 2% were investment castings sales. Export sales represent less than 4% of total sales. The Company's design and manufacturing operations are located in the United States and almost all product content is domestic. The Company's firearms are sold through a select number of independent wholesale distributors, principally to the commercial sporting market.

The Company manufactures investment castings made from steel alloys for internal use in its firearms and utilizes excess investment casting capacity to manufacture and sell castings to unaffiliated, third-party customers.

Because most of the Company's competitors are not subject to public filing requirements and industry-wide data is generally not available in a timely manner, the Company is unable to compare its performance to other companies or specific current industry trends. Instead, the Company measures itself against its own historical results.

The Company does not consider its overall firearms business to be predictably seasonal; however, sales of many models of firearms are usually lower in the third quarter of the year.

### Results of Operations - 2009

#### Product Demand

Incoming unit orders in 2009 increased 23% from 2008, and 98% from 2007. The extraordinary retail demand that began in the latter months of 2008 caused independent distributors to place very large orders for our products in 2009, particularly during the first half of the year when orders from distributors substantially exceeded their sales of our products to retailers. This resulted in the Company having an abnormally large backlog of unshipped distributor orders throughout 2009.

The Company has temporarily placed less emphasis on incoming orders as a proxy for market demand. Instead, the Company is using the following estimate of sell-through of our products from distributors to retailers as a proxy for actual market demand and as a metric for planning production. Note, however, that we believe a portion of the 2009 sell-through from distributors to retailers resulted in an inventory build at retail rather than sales from retailers to consumers.

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Units Ordered | 958,700 | 776,400 | 485,000 |
| Estimated Units Sold from Distributors to Retailers (1) | 887,400 | 631,000 | 476,900 |
| Units on Backorder | 181,000 | 175,900 | 36,500 |

(1) The estimates for each period were calculated by taking the beginning inventory at the distributors, plus shipments from the Company to distributors during the period, less the ending inventory at distributors. These estimates are only a proxy for actual market demand as they:

- Rely on data provided by independent distributors that are not verified by the Company,
- Do not consider potential timing issues within the distribution channel, including goods-in-transit, and
- Do not consider fluctuations in inventory at retail.

Estimated sell-through of our products from distributors to retail in 2009 increased by approximately 40% from 2008, and 86% from 2007. This annual growth substantially exceeds the 10% and 25% growth in National Instant Criminal Background Check System (NICS*) background checks over the same periods. This suggests the likelihood of market share gain by the Company during the past two years, and was the result of the introduction of new products and increased production and shipments of legacy products. The total number of NICS background checks for the past three years follows:

Number of NICS* background checks (in 000's)

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Total NICS* Background Checks | 14,000 | 12,700 | 11,200 |

* While NICS background checks are not a precise measure of retail activity, they are commonly used as a proxy for retail demand. NICS background checks are performed when the ownership of most firearms, either new or used, is transferred by a Federal Firearms Licensee. NICS background checks are also performed for permit applications, permit renewals, and other administrative reasons.

Annual Summary Unit Data

Firearms unit data for orders, production, shipments and backorders follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Units Ordered | 958,700 | 776,400 | 485,000 |
| Units Produced | 934,200 | 600,600 | 464,900 |
| Units Shipped | 925,800 | 626,500 | 481,800 |
| Average Sales Price | $288 | $278 | $299 |
| Units on Backorder | 181,000 | 175,900 | 36,500 |

The Company's finished goods unit inventory levels increased slightly in 2009 from the recent historic low levels at the end of 2008. Strong consumer demand drove down inventories at both the Company and distributors in 2008. Increased production and shipments to distributors allowed for the replenishment of inventory at distributors, and to a lesser extent at the Company, during the latter months of 2009. Inventory data follows:

| | December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Units – Company Inventory | 20,100 | 12,400 | 38,300 |
| Units – Distributor Inventory (2) | 96,200 | 57,500 | 62,000 |
| Total inventory(3) | 116,300 | 69,900 | 100,300 |

(2) Distributor ending inventory as provided by the independent distributors of the Company's products. These numbers do not include goods-in-transit inventory that has been shipped from the Company but not yet received by the distributors.

(3) This total does not include inventory at retailers. The Company does not have access to data on retailer inventories.

Orders Received and Ending Backlog

(in millions except average sales price, including Federal Excise Tax):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Orders Received | $299.4 | $233.8 | $156.4 |
| Average Sales Price of Orders Received (4) | $312 | $301 | $322 |
| Ending Backlog | $59.6 | $47.8 | $17.9 |
| Average Sales Price of Ending Backlog (4) | $330 | $269 | $444 |

(4) Average sales price for orders received and ending backlog is net of Federal Excise Tax of 10% for handguns and 11% for long guns.

The increase in orders received and the ending backlog is due to the strong demand for new products and the increase in overall market demand that started in late 2008.

In 2009, the average sales price of orders received and ending backlog increased from 2008 due to a significant increase in orders for certain higher-priced rifles, including the SR-556, which was introduced in 2009.

In 2008, the average sales price of orders received and ending backlog decreased from 2007 due to:

- the large quantity of new handgun products in the backlog with lower unit sales prices, and
- the cancellation of $3.7 million of orders for Gold Label side-by-side shotguns with higher unit sales prices, that were received prior to 2008.

Production

Production rates, which started to increase late in 2007, continued to improve throughout 2008 and 2009. In response to the significant increase in demand in 2009, the Company increased production in 2009 by 56% from 2008 and 101% from 2007.

This increased production was facilitated by the Company's implementation of lean manufacturing, an ongoing process that started in 2006, including:

- transitioning from large-scale batch production to lean manufacturing,
- establishing single-piece flow cells for small parts manufacturing,
- refining existing cells,
- developing pull systems and managing vendors,
- increasing capacity for the products with the greatest unmet demand, and
- re-engineering existing product designs for improved manufacturability.

*Year ended December 31, 2009, as compared to year ended December 31, 2008:*

Sales

Consolidated net sales were $271.0 million in 2009. This represents an increase of $89.5 million or 49.3% from 2008 consolidated net sales of $181.5 million.

Firearms segment net sales were $266.6 million in 2009. This represents an increase of $92.2 million or 52.8% from 2008 firearm net sales of $174.4 million. Firearms unit shipments increased 47.8% in 2009 due to increased shipments of pistols, rifles and revolvers. This increase is attributable to the introduction of new products in 2009, increased production of mature products, and increased overall industry demand. A shift in product mix toward firearms with higher unit sales prices, including some new products, resulted in the relatively lower percentage increase in unit shipments compared to the percentage increase in sales.

Casting segment net sales were $4.4 million in 2009. This represents a decrease of $2.7 million or 37.5% from 2008 casting sales of $7.1 million.

Cost of Products Sold and Gross Margin

Consolidated cost of products sold was $183.4 million in 2009. This represents an increase of $44.7 million or 32.2% from 2008 consolidated cost of products sold of $138.7 million.

The gross margin as a percent of sales was 32.3% in 2009. This represents an increase from the 2008 gross margin of 23.6% as illustrated below:

| (in thousands) Year Ended December 31 | 2009 | | 2008 | |
|---|---|---|---|---|
| Net sales | $270,985 | 100.0% | $181,483 | 100.0% |
| Cost of products sold, before LIFO, overhead and labor rate adjustments to inventory, product liability and product recall | 183,540 | 67.7% | 136,172 | 75.0% |
| LIFO expense (income) | (4,216) | (1.6)% | 781 | 0.4% |
| Overhead rate adjustments to inventory | 1,324 | 0.5% | (1,389) | (0.7)% |
| Labor rate adjustments to inventory | 436 | 0.2% | (1,251) | (0.7)% |
| Product liability | 1,618 | 0.6% | 915 | 0.5% |
| Product recalls | 678 | 0.3% | 3,502 | 1.9% |
| Total cost of products sold | 183,380 | 67.7% | 138,730 | 76.4% |
| Gross margin | $ 87,605 | 32.3% | $ 42,753 | 23.6% |

Cost of products sold, before LIFO, overhead and labor rate adjustments to inventory, product liability, and product recall- In 2009, cost of products sold, before LIFO, overhead and labor rate adjustments to inventory, product liability, and product recall decreased as a percentage of sales by 7.3% compared to 2008. The decrease was primarily related to increased comparable period sales and production while holding fixed-overhead expenses fairly stable. Labor efficiency also improved in 2009.

LIFO- Gross inventories were reduced by $8.8 million in 2009 and $4.5 million in 2008. In 2009, the Company recognized a LIFO credit resulting in decreased cost of products sold of $4.2 million. In 2008, the Company recognized a LIFO charge and increased cost of products sold of $0.8 million.

Overhead Rate Change- The net impact on inventory in 2009 from the change in the overhead rates used to absorb overhead expenses into inventory was a decrease of $1.3 million, reflecting improvement in overhead efficiency. This decrease in inventory value resulted in a corresponding increase to cost of sales in 2009. In 2008, the change in inventory value resulting from the change in the overhead rate used to absorb overhead expenses into inventory was an increase of $1.4 million. This increase in inventory value resulted in a corresponding decrease to cost of products sold.

Labor Rate Adjustments- In 2009, the change in inventory value resulting from the change in the labor rates used to absorb labor expenses into inventory was a decrease of $0.4 million, reflecting improvement in labor efficiency. This decrease in inventory value resulted in a corresponding increase to cost of products sold. The net impact in 2008 from the change in the labor rates used to absorb labor expenses into inventory was an increase to inventory of $1.3 million. This increase in inventory value resulted in a corresponding decrease to cost of sales.

Product Liability—In 2009 and 2008, the Company incurred product liability expense of $1.6 million and $0.9 million, respectively, which includes the cost of outside legal fees, insurance, and other expenses incurred in the management and defense of product liability matters. See Note 12 to the notes to the financial statements "Contingent Liabilities" for further discussion of the Company's product liability.

Product Recalls—There were no product recalls initiated in 2009. In 2008, the Company received a small number of reports from the field that its SR9 pistols, and later, its LCP pistols, could discharge if dropped onto a hard surface. The Company began recalling SR9 pistols in April 2008 and LCP pistols in October 2008 to offer free safety retrofits. The cost of these safety retrofit programs totaled $0.7 million and $3.5 million in 2009 and 2008, respectively. The Company believes that costs incurred for these ongoing retrofit programs in future years will not be significant.

Gross Margin—Gross margin was $87.6 million or 32.3% of sales in 2009. This is an increase of $44.8 million or 105% from 2008 gross margin of $42.8 million or 23.6% of sales.

Selling, General and Administrative

Selling, general and administrative expenses were $42.5 million in 2009. This represents an increase of $12.4 million or 41.1% from 2008 selling, general and administrative expenses of $30.1 million. The increase reflects increased advertising and sales promotion expenses and greater personnel-related expenses including stock-based compensation and bonuses.

Other Operating Expenses (Income), net

Other operating expenses (income), net consist of the following (in thousands):

| | **2009** | 2008 |
|---|---|---|
| Gain on sale of operating assets (a) | $ (45) | $ (95) |
| Frozen defined benefit pension plan expense (income) | 1,266 | (745) |
| Total other operating expenses (income), net | $1,221 | $(840) |

(a) The gain on sale of operating assets was generated primarily from the sale of used machinery and equipment.

Operating Income—Operating Income was $43.9 million or 16.2% of sales in 2009. This is a 224% increase of $30.4 million from 2008 operating income of $13.5 million or 7.5% of sales.

Royalty Income

Royalty income was $0.5 million in 2009. This represents an increase of $0.4 million from 2008 royalty income of $0.1 million. The increase is primarily attributable to increased income from licensing agreements.

Interest income

Interest income was $0.1 million in 2009. This represents a decrease of $0.3 million from 2008 interest income of $0.4 million. The decrease is attributable primarily to decreased interest rates in 2009.

Income Taxes and Net Income

The effective income tax rate in 2009 was 38.0%, which is consistent with the 2008 effective income tax rate of 38.0%.

As a result of the foregoing factors, consolidated net income was $27.5 million in 2009. This represents an increase of $18.8 million from 2008 consolidated net income of $8.7 million.

Quarterly Data

To supplement the summary annual unit data and discussion above, the same data for the last eight quarters follows:

| | 2009 | | | |
|---|---|---|---|---|
| | Q4 | Q3 | Q2 | Q1 |
| Units Ordered (1) | 173,000 | 80,000 | 204,700 | 501,000 |
| Units Produced | 234,600 | 242,500 | 247,300 | 209,900 |
| Units Shipped | 228,500 | 237,400 | 246,200 | 213,700 |
| Estimated Units Sold from Distributors to Retailers | 209,400 | 214,500 | 227,500 | 236,000 |
| Average Sales Price | $276 | $295 | $286 | $283 |
| Units on Backorder(1) | 181,000 | 240,700 | 412,300 | 458,900 |
| Units – Company Inventory | 20,100 | 15,100 | 9,600 | 8,800 |
| Units – Distributor Inventory (2) | 96,200 | 76,800 | 53,900 | 35,200 |

| | 2008 | | | |
|---|---|---|---|---|
| | Q4 | Q3 | Q2 | Q1 |
| Units Ordered | 270,400 | 125,700 | 120,300 | 260,100 |
| Units Produced | 167,100 | 158,900 | 150,600 | 124,000 |
| Units Shipped | 208,100 | 146,000 | 136,700 | 135,700 |
| Estimated Units Sold from Distributors to Retailers | 216,400 | 143,100 | 135,600 | 135,900 |
| Average Sales Price | $275 | $276 | $270 | $296 |
| Units on Backorder | 175,900 | 115,300 | 137,700 | 157,100 |
| Units – Company Inventory | 12,400 | 52,600 | 40,200 | 24,900 |
| Units – Distributor Inventory (2) | 57,500 | 65,800 | 62,900 | 61,800 |

(1) During the third quarter of 2009, the Company unilaterally cancelled all of the unshipped orders for Mini-14 and Mini-Thirty autoloading rifles, and asked the distributors to submit new orders that better represented their forecasted needs. The cancellation of these unshipped orders, partially offset by the submission of new orders for these products, resulted in a net reduction to the backlog of approximately 34,000 units or $20 million. Had these orders not been cancelled, the Units Ordered in the third quarter would have been approximately 114,000 units.

(2) Distributor ending inventory as provided by the independent distributors of the Company's products.

(in millions except average sales price, including Federal Excise Tax)

| | 2009 | | | |
|---|---|---|---|---|
| | Q4 | Q3 | Q2 | Q1 |
| Orders Received(3) | $47.6 | $15.7 | $81.8 | $154.3 |
| Average Sales Price of Orders Received(3)(4) | $275 | $196 | $400 | $308 |
| Ending Backlog(3) | $59.6 | $78.0 | $138.0 | $136.3 |
| Average Sales Price of Ending Backlog(3)(4) | $330 | $324 | $335 | $297 |
| | 2008 | | | |
| | Q4 | Q3 | Q2 | Q1 |
| Orders Received | $86.1 | $33.5 | $37.0 | $73.8 |
| Average Sales Price of Orders Received(4) | $287 | $267 | $275 | $257 |
| Ending Backlog | $47.8 | $27.9 | $33.7 | $40.7 |
| Average Sales Price of Ending Backlog(4) | $269 | $242 | $245 | $234 |

(3) See description in Note 1 above for information relating to Q3 2009 order cancellations. The cancellation of these orders reduced Orders Received in the third quarter of 2009 by $20 million and decreased the Average Sales Price of Orders Received by $115 per unit. Had these orders not been cancelled, the Average Sales Price of Orders Received would have been $311 per unit. The Average Sales Price of the Ending Backlog was also impacted for the same reasons.

(4) Average sales price for orders received and ending backlog is net of Federal Excise Tax of 10% for handguns and 11% for long guns.

Fourth Quarter Gross Margin Analysis

The gross margin as a percent of sales for the fourth quarter of 2009 and 2008 was 33.3% and 28.6 respectively. Details of the gross margin are illustrated below:

| (in thousands)<br>*Three Months Ended December 31* | 2009 | | 2008 | |
|---|---|---|---|---|
| Net sales | $63,879 | 100.0% | $58,491 | 100.0% |
| Cost of products sold, before LIFO, overhead and labor rate adjustments to inventory, product liability and product recall | 45,678 | 71.5% | 44,177 | 75.5% |
| LIFO expense (income) | (1,536) | (2.4)% | (3,026) | (5.2)% |
| Overhead rate adjustments to inventory | (1,408) | (2.2)% | 90 | 0.2% |
| Labor rate adjustments to inventory | (323) | (0.5)% | 60 | 0.1% |
| Product liability | 171 | 0.2% | 420 | 0.7% |
| Product recalls | 32 | 0.1% | 25 | 0.1% |
| Total cost of products sold | 42,614 | 66.7% | 41,746 | 71.4% |
| Gross margin | $21,265 | 33.3% | $ 16,745 | 28.6% |

Note: For a discussion of the above table, please see "Cost of Products Sold and Gross Margin" discussion above.

**Results of Operations - 2008**

*Year ended December 31, 2008, as compared to year ended December 31, 2007:*

Annual Summary Unit Data

Firearms unit data for orders, production, shipments and ending inventory, and castings setups (a measure of foundry production) are as follows:

| | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|
| Units Ordered | 776,400 | 485,000 | (1) | (1) |
| Units Produced | 600,600 | 464,900 | 419,800 | 414,600 |
| Units Shipped | 626,500 | 481,800 | 475,900 | 460,200 |
| Average Sales Price | $278 | $299 | $292 | $289 |
| Units on Backorder | 175,900 | 36,500 | (1) | (1) |
| Units – Company Inventory | 12,400 | 38,300 | 55,200 | 111,246 |
| Units – Distributor Inventory (2) | 57,500 | 62,000 | 57,100 | 70,498 |
| Castings Setups | 144,600 | 156,100 | 169,100 | 174,443 |

Orders Received and Ending Backlog

(in millions except average sales price, including Federal Excise Tax):

| | 2008 | 2007 |
|---|---|---|
| Orders Received | $233.8 | $156.4 |
| Average Sales Price of Orders Received (3) | $301 | $322 |
| Ending Backlog (3) | $47.8 | $17.9 |
| Average Sales Price of Ending Backlog (3) | $269 | $444 |

(1) Prior to 2006, the Company received one cancelable annual firearms order in December from each independent distributor. Effective December 1, 2006, the Company changed the manner in which distributors order firearms, and began receiving firm, non-cancelable purchase orders on a frequent basis, with most orders for immediate delivery. Because of

this change, comparable data for orders received and units on backorder for prior periods is not meaningful.

(2) Distributor ending inventory as provided by the independent distributors of the Company's products.

(3) Average sales price for orders received and ending backlog is net of Federal Excise Tax of 10% for handguns and 11% for long guns.

The increase in orders received in 2008 is attributable to the following:

1. Increased demand for firearms during the fourth quarter,
2. New products introduced in 2008, and
3. Increased production and order fulfillment in 2008.

The product mix of orders received in 2008 shows an increase in demand for firearms related to self defense, including the LCP pistol, which was introduced in the first quarter of 2008.

The decrease in the average sales price of the units in backlog in 2008 is due to the large quantity of new products in the backlog with lower unit sales prices and a reduction in backlog for certain rifle products where production has increased to meet demand.

Orders for certain discontinued models totaling $3.7 million at the end of 2007 were cancelled and have been eliminated from the 2008 backlog information. These orders were included in the backlog for 2007, and their elimination had a significant impact on the change in average sales price of the ending backlog from 2007 to 2008.

The increase in the order backlog is due to the strong incoming order rate for new products and the increase in overall demand that occurred in the fourth quarter.

Production

Production rates, which started to increase late in 2007, continued to improve throughout 2008. This allowed for a 29% increase in unit production from 2007 to 2008.

Inventories

The Company's finished goods unit inventory levels decreased in 2008, ending at a recent historic low.

Quarterly Summary Unit Data

To supplement the summary annual unit data and discussion above, the same data for the last eight quarters follows:

| | 2008 | | | |
|---|---|---|---|---|
| | Q4 | Q3 | Q2 | Q1 |
| Units Ordered | 270,400 | 125,700 | 120,300 | 260,100 |
| Units Produced | 167,100 | 158,900 | 150,600 | 124,000 |
| Units Shipped | 208,100 | 146,000 | 136,700 | 135,700 |
| Average Sales Price | $275 | $276 | $270 | $296 |
| Units on Backorder | 175,900 | 115,300 | 137,700 | 157,100 |
| Units – Company Inventory | 12,400 | 52,600 | 40,200 | 24,900 |
| Units – Distributor Inventory (1) | 57,500 | 65,800 | 62,900 | 61,800 |

| | 2007 | | | |
|---|---|---|---|---|
| | Q4 | Q3 | Q2 | Q1 |
| Units Ordered | 113,100 | 80,900 | 115,300 | 175,700 |
| Units Produced | 104,900 | 100,800 | 132,000 | 127,200 |
| Units Shipped | 111,900 | 98,600 | 129,600 | 141,700 |
| Average Sales Price | $283 | $297 | $306 | $308 |
| Units on Backorder | 36,500 | 35,700 | 53,400 | 68,300 |
| Units – Company Inventory | 38,300 | 45,300 | 43,100 | 40,700 |
| Units – Distributor Inventory (1) | 62,000 | 70,500 | 78,800 | 60,000 |

(1) Distributor ending inventory as provided by the independent distributors of the Company's products.

Orders Received and Ending Backlog

(in millions except average sales price, including Federal Excise Tax)

| | 2008 | | | |
|---|---|---|---|---|
| | Q4 | Q3 | Q2 | Q1 |
| Orders Received | $86.1 | $33.5 | $37.0 | $73.8 |
| Average Sales Price of Orders Received | $287 | $267 | $275 | $257 |
| Ending Backlog | $47.8 | $27.9 | $33.7 | $40.7 |
| Average Sales Price of Ending Backlog | $269 | $242 | $245 | $234 |

| | 2007 | | | |
|---|---|---|---|---|
| | Q4 | Q3 | Q2 | Q1 |
| Orders Received | $32.8 | $25.4 | $39.1 | $58.9 |
| Average Sales Price of Orders Received | $262 | $284 | $307 | $303 |
| Ending Backlog | $17.9 | $16.2 | $23.3 | $27.9 |
| Average Sales Price of Ending Backlog | $444 | $411 | $395 | $370 |

Note: Average sales price for orders received and ending backlog is net of Federal Excise Tax of 10% for handguns and 11% for long guns.

Sales

Consolidated net sales were $181.5 million in 2008. This represents an increase of $25.0 million or 16.0% from 2007 consolidated net sales of $156.5 million.

Firearms segment net sales were $174.4 million in 2008. This represents an increase of $30.2 million or 20.9% from 2007 firearm net sales of $144.2 million. Firearms unit shipments increased 30.0% in 2008 due to increased shipments of pistols, rifles and revolvers. This increase is attributable to the introduction of new products in 2008, increased production of mature products, and increased overall industry demand. A shift in product mix toward firearms with lower unit sales prices, including some new products, resulted in the greater percentage increase in unit shipments than sales.

Casting segment net sales were $7.1 million in 2008. This represents a decrease of $5.2 million or 42.4% from 2007 casting sales of $12.3 million.

The casting sales decrease in 2008 primarily reflects the cessation of titanium casting operations, as previously announced by the Company in July 2006. In 2007, titanium casting sales were $3.2 million of total casting sales. In 2007, the Company significantly increased prices to certain external customers, seeking to improve margins and free up available capacity for additional internal use. Certain customers accepted the price increases while others moved their business away from the Company as anticipated.

Cost of Products Sold and Gross Margin
Consolidated cost of products sold was $138.7 million in 2008. This represents an increase of $21.5 million or 18.4% from 2007 consolidated cost of products sold of $117.2 million.

The gross margin as a percent of sales was 23.6% in 2008. This represents a decrease from the 2007 gross margin of 25.1% as illustrated below:

| (in thousands) | | | | |
|---|---|---|---|---|
| *Year Ended December 31* | 2008 | | 2007 | |
| Net sales | $181,483 | 100.0% | $156,485 | 100.0% |
| Cost of products sold, before LIFO, overhead and labor rate adjustments to inventory, product liability and product recall | 136,172 | 75.0% | 123,170 | 78.7% |
| LIFO expense (income) | 781 | 0.4% | (9,074) | (5.8)% |
| Overhead rate adjustments to inventory | (1,389) | (0.7)% | 1,404 | 0.9% |
| Labor rate adjustments to inventory | (1,251) | (0.7)% | - | - |
| Product liability | 915 | 0.5% | 1,686 | 1.1% |
| Product recalls | 3,502 | 1.9% | - | - |
| Total cost of products sold | 138,730 | 76.4% | 117,186 | 74.9% |
| Gross margin | $ 42,753 | 23.6% | $ 39,299 | 25.1% |

Cost of products sold, before LIFO, overhead and labor rate adjustments to inventory, product liability, and product recall— In 2008, cost of products sold, before LIFO, overhead and labor rate adjustments to inventory, product liability, and product recall decreased as a percentage of sales by 3.7% compared to the comparable period in 2007. The decrease was primarily related to increased comparable period sales and production while holding fixed-overhead expenses fairly stable and decreases in non-personnel variable-overhead spending.

Excess and Obsolete Inventory—The excess and obsolete inventory reserve balances as of December 31, 2008 and December 31, 2007 were $3.6 million and $4.1 million, respectively. The reduction was principally attributable to continued reduction in work-in-process inventory.

LIFO—In 2008, gross inventories were reduced by $4.5 million compared to a decrease in gross inventories of $23.1 million in 2007. In 2008 the Company recognized a LIFO charge resulting in increased cost of products sold of $0.8 million compared to LIFO income and decreased cost of products sold of $9.1 million in 2007.

Overhead Rate Change—In the first half of 2008, increased expenses incurred related to expanding manufacturing capacity resulted in an increase in overhead absorbed into inventory of $1.5 million and a corresponding reduction in cost of sales. In the latter half of 2008, the change in inventory value resulting from the change in the overhead rates used to absorb overhead expenses into inventory was a decrease in inventory of $0.1 million.

The net impact in 2008 from the change in the overhead rates used to absorb overhead expenses into inventory was an increase to inventory of $1.4 million. This increase in inventory value resulted in a decrease to cost of sales in 2008.

In 2007, the change in inventory value resulting from the change in the overhead rate used to absorb overhead expenses into inventory was a decrease of $1.4 million. This reduction in inventory value resulted in an increase to cost of products sold.

Labor Rate Adjustments—Effective April 1, 2008, the Company changed its methodology for estimating standard direct labor rates for its firearms. This change in estimation resulted in an increase to gross inventories of $1.9 million and a corresponding reduction in cost of sales. For the remainder of 2008, the change in inventory value resulting from the change in the labor rates used to absorb labor expenses into inventory was a decrease in inventory of $0.6 million, reflecting continued improvement of labor efficiency.

The net impact in 2008 from the change in the labor rates used to absorb labor expenses into inventory was an increase to inventory of $1.3 million. This increase in inventory value resulted in a decrease to cost of sales in 2008.

Product Liability—During the years ended December 31, 2008 and 2007, the Company incurred product liability expense of $0.9 million and $1.7 million, respectively, which includes the cost of outside legal fees, insurance, and other expenses incurred in the management and defense of product liability matters. See Note 17 to the notes to the financial statements "Contingent Liabilities" for further discussion of the Company's product liability.

Product Recalls—In 2008, the Company received a small number of reports from the field that its SR9 pistols, and later, its LCP pistols, could discharge if dropped onto a hard surface. The Company began recalling SR9 pistols in April 2008 and LCP pistols in October 2008 to offer free safety retrofits. The estimated cost of these safety retrofit programs of approximately $3.5 million was recorded in 2008. At December 31, 2008, an accrual of $1.5 million remained.

Gross Margin—Gross margin was $42.8 million or 23.6% of sales in 2008. This is an increase of $3.5 million or 8.7% from 2007 gross margin of $39.3 million or 25.1% of sales.

Selling, General and Administrative

Selling, general and administrative expenses were $30.1 million in 2008. This represents an increase of $1.3 million or 4.5% from 2007 selling, general and administrative expenses of $28.8 million. The increase reflects increased advertising and sales promotion expenses, many of which related to new products, and greater personnel-related expenses.

Pension Curtailment Charge
In 2007, the Company amended its hourly and salaried defined benefit pension plans which resulted in a $1.1 million pension curtailment charge. No such charge was incurred in 2008.

Other Operating Expenses (Income), net

Other operating expenses (income), net consist of the following (in thousands):

| | **2008** | 2007 |
|---|---|---|
| Gain on sale of operating assets (a) | $ (95) | $ (472) |
| Impairment of operating assets (b) | - | 489 |
| Gain on sale of real estate (c) | - | (1,521) |
| Impairment of real estate held for sale (d) | - | 1,775 |
| Frozen defined benefit pension plan income | (745) | - |
| Total other operating expenses (income), net | $(840) | $ 271 |

(a) The gain on sale of operating assets was generated primarily from the sale of used machinery and equipment. The used equipment sold in 2008 was previously used in firearms manufacturing. Most of the used machinery and equipment sold in 2007 was related to titanium investment casting.

(b) In 2007, the Company recognized an impairment charge of $0.5 million related to machinery and equipment previously in the Company's Arizona investment casting operations.

(c) In 2007, the Company sold a facility in Arizona for $5.0 million. This facility had not been used in the Company's operations for several years. The Company realized a gain of approximately $1.5 million from this sale.

(d) In the fourth quarter of 2007, the Company recognized an asset impairment charge of $1.8 million related to the Dorr Building, a non-manufacturing property in New Hampshire that has been for sale for an extended period of time without any meaningful market interest.

Operating Income—Operating Income was $13.5 million or 7.5% of sales in 2008. This is a 48.5% increase of $4.4 million from 2007 operating income of $9.1 million or 5.8% of sales.

Gain on Sale of Real Estate—In 2007, the $5.2 million gain on sale of real estate reflects the sale of largely undeveloped non-manufacturing real property held for investment.

Interest income
Interest income was $0.4 million in 2008. This represents a decrease of $2.0 million from 2007 interest income of $2.4 million. The decrease is attributable primarily to reduced interest rates in 2008 and secondarily to reduced principal invested.

Income Taxes and Net Income
The effective income tax rate in 2008 was 38.0%, which is consistent with the 2007 effective income tax rate of 38.0%.

As a result of the foregoing factors, consolidated net income was $8.7 million in 2008. This represents a decrease of $1.6 million from 2007 consolidated net income of $10.3 million.

## Financial Condition

### Liquidity

At December 31, 2009, the Company had cash, cash equivalents and short-term investments of $55.7 million. The Company's pre-LIFO working capital of $104.0 million, less the LIFO reserve of $38.7 million, resulted in working capital of $65.3 million and a current ratio of 3.0 to 1.

As the current surge in demand subsides, the Company expects to replenish its finished goods inventory. This planned replenishment to levels that will better serve our customers could increase the FIFO value of finished goods inventory by as much as $12 to $15 million from current depressed levels. We anticipate that the cash required to fund this increase in finished goods inventory would be partially offset by a reduction in accounts receivable which would be expected during a period of reduced demand.

During the first quarter of 2009, the Company paid down the $1 million balance on its $25 million credit facility, in response to the relative improvement in the global financial and credit markets. The credit facility, which expires on December 12, 2010, remains unused and the Company has no debt.

### Operations

Cash provided by operating activities was $46.7 million, $11.2 million, and $19.3 million in 2009, 2008, and 2007, respectively. The increase in cash provided in 2009 compared to 2008 is principally attributable to increased profitability in 2009 and a slight decrease in accounts receivable 2009. The decrease in cash provided in 2008 compared to 2007 is principally attributable to a much smaller reduction in gross inventory in 2008 compared to 2007 and an increase in accounts receivable in 2008 due to strong fourth quarter sales in 2008.

Third parties supply the Company with various raw materials for its firearms and castings, such as fabricated steel components, walnut, birch, beech, maple and laminated lumber for rifle and shotgun stocks, wax, ceramic material, metal alloys, various synthetic products and other component parts. There is a limited supply of these materials in the marketplace at any given time, which can cause the purchase prices to vary based upon numerous market factors. The Company believes that it has adequate quantities of raw materials in inventory to provide ample time to locate and obtain additional items at then-current market cost without interruption of its manufacturing operations. However, if market conditions result in a significant prolonged inflation of certain prices or if adequate quantities of raw materials can not be obtained, the Company's manufacturing processes could be interrupted and the Company's financial condition or results of operations could be materially adversely affected.

### Investing and Financing

Capital expenditures were $13.8 million, $9.5 million, and $4.5 million in 2009, 2008, and 2007, respectively. In 2010, the Company expects to spend approximately $10 to $15 million on capital expenditures to purchase tooling for new product introductions, to upgrade and modernize manufacturing equipment, and to increase capacity of certain products in strong demand. The Company finances, and intends to continue to finance, all of these activities with funds provided by operations and current cash and short-term investments.

During the past several years, the Board of Directors authorized the Company to repurchase shares of its common stock. In 2009, the Company repurchased approximately 2,400 shares of its common stock under a 10b5-1 program, representing 0.01% of the then outstanding shares, in the open market at an average price of $6.03 per share. In 2008, the Company repurchased 1,535,000 shares of its common stock, representing 7.5% of the then outstanding shares, in the open market at an average price of $6.57 per share. In 2007, the Company repurchased 2,216,000 shares of its common stock, representing 9.7% of the then outstanding shares, in the open market at an average price of $8.99 per share. All of these purchases were made with cash held by the Company and no debt was incurred.

At December 31, 2009, $4.7 million remained authorized for share repurchases. On February 1, 2010, the Board of Directors expanded this repurchase program from $4.7 million to $10 million.

The Company paid dividends totaling $5.8 million in 2009. There were no dividends paid in 2008 or 2007.

On February 24, 2010, the Company declared a dividend of 6¢ per share to shareholders of record on March 12, 2010. The payment of future dividends depends on many factors, including internal estimates of future performance, then-current cash and short-term investments, and the Company's need for funds.

In 2007, the Company amended its hourly and salaried defined benefit pension plans so that employees no longer accrue benefits under them effective December 31, 2007. This action "froze" the benefits for all employees and prevented future hires from joining the plans, effective December 31, 2007. Currently, the Company provides supplemental discretionary contributions to substantially all employees' individual 401(k) accounts.

In 2010 and future years, the Company may be required to make cash contributions to the two defined benefit pension plans according to the new rules of the Pension Protection Act of 2006. The annual contributions will be based on the amount of the unfunded plan liabilities derived from the frozen benefits and will not include liabilities for any future accrued benefits for any new or existing participants. The total amount of these future cash contributions will depend on the investment returns generated by the plans' assets and the then-applicable discount rates used to calculate the plans' liabilities.

There was no minimum required cash contribution for the defined benefit plans for 2009 or 2010, but there may be such a requirement in future years. The Company voluntarily contributed $2.0 million to the defined benefit plans in 2009. The Company plans on voluntarily contributing approximately $2 million in 2010. The intent of these discretionary contributions is to reduce the amount of time that the Company will be required to continue to operate the frozen plans. The ongoing cost of running the plans (even if frozen) is approximately $200,000 per year, which includes PBGC premiums, actuary and audit fees, and other expenses.

In the first quarter of 2009, the Company settled $2.1 million of pension liabilities through the purchase of group annuities. This transaction resulted in an insignificant actuarial gain.

In February 2008, the Company made lump sum benefit payments to two participants in its only non-qualified defined benefit plan, the Supplemental Executive Retirement Plan (SERP). These payments, which totaled $2.1 million, represented the actuarial present value of the participants' accrued benefit as of the date of payment. Only one, retired participant remains in this plan.

Based on its unencumbered assets, the Company believes it has the ability to raise substantial amounts of cash through issuance of short-term or long-term debt. During the first quarter of 2009, the Company paid down the $1 million balance on its $25 million credit facility, in response to the relative improvement in the global financial and credit markets. The credit facility, which expires on December 12, 2010, remains unused and the Company has no debt.

On March 8, 2007, the Company sold 42 parcels of non-manufacturing real property for $7.3 million to William B. Ruger, Jr., the Company's former Chief Executive Officer and Chairman of the Board. The sale included substantially all of the Company's raw land real property assets in New Hampshire. The sales price was based upon an independent appraisal, and the Company recognized a gain of $5.2 million on the sale in 2007.

On April 16, 2007, the Company sold a non-manufacturing facility in Arizona for $5.0 million. This facility had not been used in the Company's operations for several years. The Company realized a gain of approximately $1.5 million from this sale in 2007.

The Company demolished most of its 300,000 square foot Dorr Woolen Building in 2009. A portion of the building remains and is being refurbished, and will continue to serve as a warehouse in New Hampshire. In 2009, $1.8 million was incurred related to this demolition. The remaining cost of this demolition, which is largely complete, is expected to be insignificant in 2010.

Contractual Obligations

The table below summarizes the Company's significant contractual obligations at December 31, 2009, and the effect such obligations are expected to have on the Company's liquidity and cash flows in future periods. This table excludes amounts already recorded on the Company's balance sheet as current liabilities at December 31, 2009.

"Purchase Obligations" as used in the below table includes all agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Certain of the Company's purchase orders or contracts for the purchase of raw materials and other goods and services that may not necessarily be enforceable or legally binding on the Company, are also included in "Purchase Obligations" in the table. Certain of the Company's purchase orders or contracts therefore included in the table may represent authorizations to purchase rather than legally binding agreements. The Company expects to fund all of these commitments with cash flows from operations and current cash and short-terms investments.

| Payment due by period (in thousands) | | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **1-3 years** | **3-5 years** | **More than 5 years** |
| Long-Term Debt Obligations | - | - | - | - | - |
| Capital Lease Obligations | - | - | - | - | - |
| Operating Lease Obligations | - | - | - | - | - |
| Purchase Obligations | $33,300 | $33,300 | - | - | - |
| Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP | - | - | - | - | - |
| | | | | | |
| **Total** | $33,300 | $33,300 | - | - | - |

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

**Firearms Legislation and Litigation**

See Item 1A - Risk Factors for discussion of firearms legislation and litigation.

**Other Operational Matters**

In the normal course of its manufacturing operations, the Company is subject to occasional governmental proceedings and orders pertaining to workplace safety, waste disposal, air emissions and water discharges into the environment. In 2009, the Company was served with a complaint captioned Secretary of Labor v. Sturm, Ruger & Co. Inc. pending before the Occupational Safety and Health Review Commission. The complaint arose out of a Notice of Contest filed by the Company pursuant to an OSHA inspection conducted at the Company's manufacturing facility in Newport, New Hampshire. The matter was settled by agreement of the parties in December 2009. The Company believes that it is generally in compliance with applicable environmental and safety regulations and the outcome of any proceedings or orders will not have a material adverse effect on the financial position or results of operations of the Company.

The Company self-insures a significant amount of its product liability, workers' compensation, medical, and other insurance. It also carries significant deductible amounts on various insurance policies.

The valuation of the future defined-benefit pension obligations at December 31, 2009 and 2008 indicated that these plans were underfunded by $12.2 million and $16.9 million, respectively, and resulted in a cumulative other comprehensive loss of $20.4 million and $23.0 million on the Company's balance sheet at December 31, 2009 and 2008, respectively.

The Company expects to realize its deferred tax assets through tax deductions against future taxable income.

## Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses recognized and incurred during the reporting period then ended. The Company bases estimates on prior experience, facts and circumstances, and other assumptions, including those reviewed with actuarial consultants and independent counsel, when applicable, that are believed to be reasonable. However, actual results may differ from these estimates.

The Company believes the determination of its product liability accrual is a critical accounting policy. The Company's management reviews every lawsuit and claim at the outset and is in contact with independent and corporate counsel on an ongoing basis. The provision for product liability claims is based upon many factors, which vary for each case. These factors include the type of claim, nature and extent of injuries, historical settlement ranges, jurisdiction where filed, and advice of counsel. An accrual is established for each lawsuit and claim, when appropriate, based on the nature of each such lawsuit or claim.

Amounts are charged to product liability expense in the period in which the Company becomes aware that a claim or, in some instances a threat of claim, has been made when potential losses or costs of defense can be reasonably estimated. Such amounts are determined based on the Company's experience in defending similar claims. Occasionally, charges are made for claims made in prior periods because the cumulative actual costs incurred for that claim, or reasonably expected to be incurred in the future, exceed amounts already provided. Likewise, credits may be taken if cumulative actual costs incurred for that claim, or reasonably expected to be incurred in the future, are less than amounts previously provided.

While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with independent and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

The Company believes the valuation of its inventory and the related excess and obsolescence reserve is also a critical accounting policy. Inventories are carried at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. An actual valuation of inventory under the LIFO method is made at the end of each year based on the inventory levels and prevailing inventory costs existing at that time.

The Company determines its excess and obsolescence reserve by projecting the year in which inventory will be consumed into a finished product. Given ever-changing market conditions, customer preferences and the anticipated introduction of new products, it does not seem prudent nor supportable to carry inventory at full cost beyond that needed during the next 36 months. Therefore, the Company estimates its excess and obsolescence inventory reserve based on the following parameters:

| Projected Year Of Consumption | Required Reserve % |
|---|---|
| 2010 | 2% |
| 2011 | 10% |
| 2012 | 35% |
| 2013 and thereafter | 90% |

**Recent Accounting Pronouncements**

In June 2009, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Codification ("ASC") 105-10 (formerly SFAS 168), "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." ASC 105-10 became the authoritative U.S. GAAP recognized by the FASB to be applied by nongovernment entities. It also modifies the GAAP hierarchy to include only two levels of GAAP; authoritative and non-authoritative. ASC 105-10 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Therefore, the Company adopted ASC 105-10 for reporting in our 2009 third quarter. The adoption did not have a significant impact on the Company's financial position, results of operations or cash flows.

In July 2009, the FASB issued ASC 855-10 (formally SFAS No. 165) "Subsequent Events," which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The pronouncement requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. The Company adopted FAS 165 during the second quarter of 2009.

**Forward-Looking Statements and Projections**

The Company may, from time to time, make forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties, such as market demand, sales levels of firearms, anticipated castings sales and earnings, the need for external financing for operations or capital expenditures, the results of pending litigation against the Company including lawsuits filed by mayors, state attorneys general and other governmental entities and membership organizations, and the impact of future firearms control and environmental legislation, any one or more of which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of subsequent unanticipated events.

## ITEM 7A—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changing interest rates on its investments, which consist primarily of United States Treasury instruments with short-term (less than one year) maturities and cash. The interest rate market risk implicit in the Company's investments at any given time is low, as the investments mature within short periods and the Company does not have significant exposure to changing interest rates on invested cash.

The Company has not undertaken any actions to cover interest rate market risk and is not a party to any interest rate market risk management activities.

A hypothetical ten percent change in market interest rates over the next year would not materially impact the Company's earnings or cash flows. A hypothetical ten percent change in market interest rates would not have a material effect on the fair value of the Company's investments.

## ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Sturm, Ruger & Company, Inc.

We have audited Sturm, Ruger & Company, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Sturm, Ruger & Company, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sturm, Ruger & Company, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Sturm, Ruger & Company, Inc. as of December 31, 2009 and 2008, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009, and our report dated February 24, 2010 expressed an unqualified opinion.

/s/McGladrey & Pullen, LLP
Stamford, Connecticut
February 24, 2010

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders
Sturm, Ruger & Company, Inc.

We have audited the accompanying balance sheets of Sturm, Ruger & Company, Inc. as of December 31, 2009 and 2008, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule of Sturm, Ruger & Company, Inc. listed in Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sturm, Ruger & Company, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sturm, Ruger & Company, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2010 expressed an unqualified opinion on the effectiveness of Sturm, Ruger & Company, Inc.'s internal control over financial reporting.

/s/McGladrey & Pullen, LLP
Stamford, Connecticut
February 24, 2010

Balance Sheets
*(Dollars in thousands, except per share data)*

| *December 31,* | **2009** | 2008 |
| --- | --- | --- |
| **Assets** | | |
| Current Assets | | |
| Cash and cash equivalents | $ 5,008 | $ 9,688 |
| Short-term investments | 50,741 | 18,558 |
| Trade receivables, net | 25,049 | 25,809 |
| Gross inventories | 51,048 | 59,846 |
| Less LIFO reserve | (38,663) | (44,338) |
| Less excess and obsolescence reserve | (2,727) | (3,569) |
| Net inventories | 9,658 | 11,939 |
| Deferred income taxes | 5,893 | 6,400 |
| Prepaid expenses and other current assets | 2,062 | 1,483 |
| Total Current Assets | 98,411 | 73,877 |
| Property, Plant, and Equipment | 134,057 | 125,026 |
| Less allowances for depreciation | (101,324) | (98,807) |
| Net property, plant and equipment | 32,733 | 26,219 |
| Deferred income taxes | 6,190 | 7,743 |
| Other assets | 4,345 | 4,921 |
| Total Assets | $141,679 | $112,760 |

*See accompanying notes to financial statements.*

| *December 31,* | **2009** | 2008 |
| --- | --- | --- |
| **Liabilities and Stockholders' Equity** | | |
| Current Liabilities | | |
| Trade accounts payable and accrued expenses | $ 12,011 | $ 10,235 |
| Product liability | 1,147 | 1,051 |
| Employee compensation and benefits | 12,890 | 7,994 |
| Workers' compensation | 5,443 | 5,067 |
| Income taxes payable | 1,543 | 4,171 |
| Line of credit | - | 1,000 |
| Total Current Liabilities | 33,034 | 29,518 |
| Accrued pension liability | 12,194 | 16,946 |
| Product liability | 935 | 693 |
| Contingent liabilities (Note 17) | - | - |
| Stockholders' Equity | | |
| Common stock, non-voting, par value $1: | | |
| Authorized shares – 50,000; none issued | | |
| Common stock, par value $1: | | |
| Authorized shares – 40,000,000 | | |
| 2009 – 22,826,601 issued, | | |
| 19,072,780 outstanding | | |
| 2008 – 22,798,732 issued, | | |
| 19,047,323 outstanding | 22,827 | 22,799 |
| Additional paid-in capital | 8,031 | 2,442 |
| Retained earnings | 115,187 | 93,500 |
| Less: Treasury stock – at cost | | |
| 2009 – 3,753,821 shares | | |
| 2008 – 3,751,419 shares | (30,167) | (30,153) |
| Accumulated other comprehensive loss | (20,362) | (22,985) |
| Total Stockholders' Equity | 95,516 | 65,603 |
| Total Liabilities and Stockholders' Equity | $141,679 | $ 112,760 |

*See accompanying notes to financial statements.*

Statements of Income
*(In thousands, except per share data)*

| *Year ended December 31,* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Net firearms sales | $266,566 | $174,416 | $144,222 |
| Net castings sales | 4,419 | 7,067 | 12,263 |
| Total net sales | 270,985 | 181,483 | 156,485 |
| Cost of products sold | 183,380 | 138,730 | 117,186 |
| Gross profit | 87,605 | 42,753 | 39,299 |
| Operating Expenses: | | | |
| Selling | 21,822 | 17,189 | 15,092 |
| General and administrative | 20,658 | 12,867 | 13,678 |
| Pension plan curtailment charges | - | - | 1,143 |
| Other operating (income) expenses, net | 1,221 | (840) | 271 |
| Total operating expenses | 43,701 | 29,216 | 30,184 |
| Operating income | 43,904 | 13,537 | 9,115 |
| Other income: | | | |
| Gain on sale of real estate | - | - | 5,168 |
| Royalty income | 490 | 141 | 190 |
| Interest income | 118 | 405 | 2,368 |
| Interest expense | (158) | (63) | (107) |
| Other income (expense), net | 6 | (42) | (75) |
| Total other income, net | 456 | 441 | 7,544 |
| Income before income taxes | 44,360 | 13,978 | 16,659 |
| Income taxes | 16,857 | 5,312 | 6,330 |
| Net income | $ 27,503 | $ 8,666 | $ 10,329 |
| Basic Earnings Per Share | $ 1.44 | $ 0.43 | $ 0.46 |
| Fully Diluted Earnings Per Share | $ 1.42 | $ 0.43 | $ 0.46 |
| Cash Dividends Per Share | $ 0.31 | $ 0.00 | $ 0.00 |

*See accompanying notes to financial statements.*

Statements of Stockholders' Equity
*(Dollars in thousands)*

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Loss | Total |
|---|---|---|---|---|---|---|
| Balance at December 31, 2006 | $22,639 | $ 2,615 | $74,505 | - | $(12,433) | $ 87,326 |
| Net income | | | 10,329 | | | 10,329 |
| Pension liability, net of deferred taxes of $637 | | | | | (956) | (956) |
| Comprehensive income | | | | | | 9,373 |
| Stock-based compensation | 30 | 1,017 | | | | 1,047 |
| Exercise of options | 119 | (1,796) | | | | (1,677) |
| Repurchase of 2,216,000 shares of common stock | | | | $(20,000) | | (20,000) |
| Balance at December 31, 2007 | 22,788 | 1,836 | 84,834 | (20,000) | (13,389) | 76,069 |
| Net income | | | 8,666 | | | 8,666 |
| Pension liability, net of deferred taxes of $5,882 | | | | | (9,596) | (9,596) |
| Comprehensive loss | | | | | | (930) |
| Stock-based compensation | 11 | 606 | | | | 617 |
| Repurchase of 1,535,400 shares of common stock | | | | (10,153) | | (10,153) |
| Balance at December 31, 2008 | 22,799 | 2,442 | 93,500 | (30,153) | (22,985) | 65,603 |
| Net income | | | 27,503 | | | 27,503 |
| Pension liability, net of deferred taxes of $1,608 | | | | | 2,623 | 2,623 |
| Comprehensive income | | | | | | 30,126 |
| Stock-based compensation | | 4,205 | | | | 4,205 |
| Exercise of options: | | | | | | |
| Tax benefit from exercise of options | | 1,412 | | | | 1,412 |
| Issuance of 27,869 shares of common stock | 28 | (28) | | | | |
| Repurchase of 2,401 shares of common stock | | | | (14) | | (14) |
| Dividends paid | | | (5,816) | | | (5,816) |
| Balance at December 31, 2009 | $22,827 | $8,031 | $115,187 | $(30,167) | $(20,362) | $ 95,516 |

*See accompanying notes to financial statements.*

Statements of Cash Flows
*(In thousands)*

| *Year ended December 31,* | **2009** | 2008 | 2007 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income | $ 27,503 | $ 8,666 | $ 10,329 |
| Adjustments to reconcile net income to cash provided by operating activities: | | | |
| Depreciation | 7,300 | 5,365 | 4,372 |
| Stock-based compensation | 4,205 | 467 | 496 |
| Slow moving inventory valuation adjustment | 239 | 495 | (1,590) |
| Impairment of assets | - | - | 2,264 |
| Pension plan curtailment charge | - | - | 1,143 |
| Gain on sale of assets | (45) | (95) | (7,141) |
| Deferred income taxes | 2,060 | (4,639) | 2,473 |
| Changes in operating assets and liabilities: | | | |
| Trade receivables | 760 | (10,173) | 2,371 |
| Inventories | 2,042 | 863 | 12,699 |
| Trade accounts payable and other liabilities | 7,046 | 4,667 | (1,001) |
| Product liability | 339 | (189) | 192 |
| Prepaid expenses and other assets | (2,132) | 1,995 | (6,644) |
| Income taxes | (2,628) | 3,760 | (643) |
| Cash provided by operating activities | 46,689 | 11,182 | 19,320 |
| **Investing Activities** | | | |
| Property, plant, and equipment additions | (13,819) | (9,488) | (4,468) |
| Purchases of short-term investments | (77,281) | (45,363) | (51,328) |
| Proceeds from sales or maturities of short-term investments | 45,098 | 57,309 | 42,850 |
| Net proceeds from sale of assets | 51 | 95 | 12,542 |
| Cash provided by (used for) investing activities | (45,951) | 2,553 | (404) |
| **Financing Activities** | | | |
| Dividends paid | (5,816) | - | - |
| Tax benefit from exercise of stock options | 1,412 | - | - |
| Cashless exercise of stock options | - | - | (1,126) |
| Repurchase of common stock | (14) | (10,153) | (20,000) |
| (Repayment of) increase in line of credit | (1,000) | 1,000 | - |
| Cash used for financing activities | (5,418) | (9,153) | (21,126) |
| (Decrease) increase in cash and cash equivalents | (4,680) | 4,582 | (2,210) |
| Cash and cash equivalents at beginning of year | 9,688 | 5,106 | 7,316 |
| Cash and cash equivalents at end of year | $ 5,008 | $ 9,688 | $ 5,106 |

*See accompanying notes to financial statements.*

## Notes to Financial Statements
*(Dollars in thousands, except per share)*

### 1. Summary of Significant Accounting Policies

Organization

Sturm, Ruger & Company, Inc. (the "Company") is principally engaged in the design, manufacture, and sale of firearms to domestic customers. Approximately 98% of the Company's total sales for the year ended December 31, 2009 were from the firearms segment. Export sales represent less than 4% of firearms sales. The Company's design and manufacturing operations are located in the United States and most product content is domestic. The Company's firearms are sold through a select number of independent wholesale distributors principally to the commercial sporting market.

The Company also manufactures and sells investment castings made from steel alloys for both outside customers and internal use in the firearms segment. Investment castings sold to outside customers, either directly to or through manufacturers' representatives, were approximately 2% of the Company's total sales for the year ended December 31, 2009.

Preparation of Financial Statements

The Company follows United States generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The significant accounting policies described below, together with the notes that follow, are an integral part of the Financial Statements.

Revenue Recognition

Substantially all product sales are sold FOB (free on board) shipping point. Revenue is recognized when product is shipped and the customer takes ownership and assumes the risk of loss. Accruals are made for sales discounts and incentives based on the Company's experience. The Company accounts for cash sales discounts as a reduction in sales and sales incentives as a charge to selling expense. Amounts billed to customers for shipping and handling fees are included in net sales and costs incurred by the Company for the delivery of goods are classified as cost of goods sold and other operating charges in the Statement of Income. Taxes on revenue producing transactions are excluded from net sales.

Cash Equivalents

The Company considers interest-bearing deposits with financial institutions with remaining maturities of three months or less at the time of acquisition to be cash equivalents.

Short-term Investments

Short-term investments consist principally of United States Treasury instruments, all maturing within one year, and are recorded at cost plus accrued interest, which approximates fair value. The income from short-term investments is included in other income – net. The Company intends to hold these investments until maturity.

Accounts Receivable

The Company establishes an allowance for doubtful accounts based on the credit worthiness of its customers and historical experience. While the Company uses the best information available to make its evaluation, future adjustments to the allowance for doubtful accounts may be necessary if there are significant changes in economic and industry conditions or any other factors considered in the Company's evaluation. Bad debt expense has been immaterial during each of the last three years.

Inventories

The majority of the Company's inventories are valued at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. Elements of cost in inventories include raw materials, direct labor and manufacturing overhead.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost. Depreciation is computed over useful lives using the straight-line and declining balance methods predominately over 15 years for buildings, 10 years for machinery and equipment and 3 years for tools and dies. When assets are retired, sold or otherwise disposed of, their gross carrying values and related accumulated depreciation are removed from the accounts and a gain or loss on such disposals is recognized when appropriate.

Maintenance and repairs are charged to operations; replacements and improvements are capitalized.

Long-lived Assets

The Company evaluates the carrying value of long-lived assets to be held and used when events or changes in circumstances indicate the carrying value may not be recoverable. In performing this review, the carrying value of the assets is compared to the projected undiscounted cash flows to be generated from the assets. If the sum of the undiscounted expected future cash flows is less than the carrying value of the assets, the assets are considered to be impaired. Impairment losses are measured as the amount by which the carrying value of the assets exceeds their fair value. The Company bases fair value of the assets on quoted market prices if available or, if not available, quoted market prices of similar assets. Where quoted market prices are not available, the Company estimates fair value using the estimated future cash flows generated by the assets discounted at a rate commensurate with the risks associated with the recovery of the assets.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to temporary differences between the financial statement carrying amounts and the tax basis of the Company's assets and liabilities.

Product Liability

The Company provides for product liability claims including estimated legal costs to be incurred defending such claims. The provision for product liability claims is charged to cost of products sold.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2009, 2008, and 2007, were $2.7 million, $2.3 million, and $2.6 million, respectively.

Shipping Costs

Costs incurred related to the shipment of products are included in selling expense. Such costs totaled $2.7 million, $2.6 million, and $2.3 million in 2009, 2008, and 2007, respectively.

Research and Development

In 2009, 2008, and 2007, the Company spent approximately $2.0 million, $1.5 million, and $0.7 million, respectively, on research activities relating to the development of new products and the improvement of existing products. Research and development costs are expensed as incurred.

Earnings per Share

Basic earnings per share is based upon the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the impact of options outstanding using the treasury stock method.

Reclassifications

Certain prior year balances may have been reclassified to conform to current year presentation.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Codification ("ASC") 105-10 (formerly SFAS 168), "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." ASC 105-10 became the authoritative U.S. GAAP recognized by the FASB to be applied by nongovernment entities. It also modifies the GAAP hierarchy to include only two levels of GAAP; authoritative and non-authoritative. ASC 105-10 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Therefore, the Company adopted ASC 105-10 for reporting in our 2009 third quarter. The adoption did not have a significant impact on the Company's financial position, results of operations or cash flows.

In July 2009, the FASB issued ASC 855-10 (formally SFAS No. 165) "Subsequent Events," which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The pronouncement requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. The Company adopted FAS 165 during the second quarter of 2009.

## 2. Trade Receivables, Net

Trade receivables consist of the following:

| *December 31,* | **2009** | 2008 |
|---|---|---|
| Trade receivables | $25,750 | $26,384 |
| Allowance for doubtful accounts | (209) | (126) |
| Allowance for discounts | (492) | (449) |
| | $25,049 | $25,809 |

In 2009, the largest individual trade receivables accounted for 16%, 14%, 13%, and 13% of total trade receivables. In 2008, the largest individual trade receivables accounted for 15%, 15%, 13%, 12%, and 12% of total trade receivables.

## 3. Inventories

Inventories consist of the following:

| *December 31,* | **2009** | 2008 |
|---|---|---|
| Finished products | $ 4,623 | $ 2,790 |
| Materials and products in process | 43,698 | 53,487 |
| | 48,321 | 56,277 |
| Adjustment of inventories to a LIFO basis | (38,663) | (44,338) |
| | $ 9,658 | $ 11,939 |

During 2009 and 2008, inventory quantities were reduced. These reductions resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current cost of purchases, the effect of which decreased costs of products sold by approximately $5.1 million and $3.7 million in 2009 and 2008, respectively.

## 4. Property, Plant and Equipment

Property, plant and equipment consist of the following:

| *December 31,* | **2009** | 2008 |
|---|---|---|
| Land and improvements | $ 1,194 | $ 1,194 |
| Buildings and improvements | 24,535 | 24,488 |
| Machinery and equipment | 87,052 | 80,046 |
| Dies and tools | 21,276 | 19,298 |
| | $134,057 | $125,026 |

## 5. Other Assets

Other assets consist of the following:

| *December 31,* | **2009** | 2008 |
|---|---|---|
| Patents, at cost | $ 4,504 | $ 4,379 |
| Less: accumulated amortization | (2,112) | (1,851) |
| Other | 1,953 | 2,393 |
| | $ 4,345 | $ 4,921 |

The capitalized cost of patents is amortized using the straight-line method over their useful lives. The cost of patent amortization was $0.3 million, $0.2 million and $0.2 million in 2009, 2008 and 2007, respectively. The estimated annual patent amortization cost for each of the next five years is $0.2 million. Costs incurred to maintain existing patents are charged to expense in the year incurred.

## 6. Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses consist of the following:

| *December 31,* | **2009** | 2008 |
|---|---|---|
| Trade accounts payable | $ 6,812 | $ 4,129 |
| Product safety modifications | 90 | 1,584 |
| Accrued expenses | 5,109 | 4,522 |
| | $12,011 | $10,235 |

## 7. Line of Credit

In December 2007, the Company established an unsecured $25 million revolving line of credit with a bank. This facility is renewable annually and now terminates on December 12, 2010. The balance outstanding on this credit facility was $0.0 million and $1.0 million at December 31, 2009 and 2008, respectively. Borrowings under this facility bear interest at LIBOR (0.99% at December 31, 2009) plus 200 basis points and the Company is charged 50 basis points per year on the unused portion. At

December 31, 2009 and 2008, the Company was in compliance with the terms and covenants of the credit facility.

## 8. Employee Benefit Plans

Defined Benefit Plans

The Company sponsors two qualified defined benefit pension plans that cover substantially all employees. A third defined benefit pension plan is non-qualified and covers certain executive officers of the Company. The Company also sponsors a defined contribution 401(k) plan that covers substantially all employees.

In 2007, the Company amended its hourly and salaried defined benefit pension plans so that employees no longer accrue benefits under them effective December 31, 2007. This action "froze" the benefits for all employees and prevented future hires from joining the plans, effective December 31, 2007. Currently, the Company provides supplemental discretionary contributions to substantially all employees' individual 401(k) accounts.

There was no minimum required cash contribution for the defined benefit plans for 2009 or 2010, but there may be such a requirement in future years. The Company voluntarily contributed $2.0 million to the defined benefit plans in both 2008 and 2009. The Company plans on voluntarily contributing approximately $2 million in 2010. The intent of these discretionary contributions is to reduce the amount of time that the Company will be required to continue to operate the frozen plans. The ongoing cost of running the plans (even if frozen) is approximately $200,000 per year, which includes PBGC premiums, actuary and audit fees, and other expenses.

In the fourth quarter of 2008 and the first quarter of 2009, the Company settled $2.3 million and $2.1 million, respectively, of pension liabilities through the purchases of group annuities. These transactions resulted in an insignificant actuarial gain.

There is no minimum required cash contribution for the defined benefit plans for 2010, but there may be such a requirement in future years because of recent market volatility which has adversely affected investment returns for the plans' assets. In 2011 and future years, the Company may be required to make cash contributions to the two defined benefit pension plans according to the new rules of the Pension Protection Act of 2006. The annual contributions will be based on the amount of the unfunded plan liabilities derived from the frozen benefits and will not include liabilities for any future accrued benefits for any new or existing participants. The total amount of these future cash contributions will be dependent on the investment returns generated by the plans' assets and the then-applicable discount rates used to calculate the plans' liabilities.

The measurement dates of the assets and liabilities of all plans presented for 2009 and 2008 were December 31, 2009 and December 31, 2008, respectively.

Summarized information on the Company's defined benefit pension plans is as follows:

| **Obligations and Funded Status at December 31** | **2009** | 2008 |
|---|---|---|
| **Change in Benefit Obligation** | | |
| Benefit obligation at beginning of year | $ 60,326 | $ 68,674 |
| Service cost | - | - |
| Interest cost | 3,735 | 3,768 |
| Actuarial loss (gain) | 4,821 | (3,727) |
| Benefits paid | (4,742) | (8,389) |
| Benefit obligation at end of year | 64,140 | 60,326 |
| **Change in Plan Assets** | | |
| Fair value of plan assets at beginning of year | 43,380 | 63,834 |
| Actual return on plan assets | 11,154 | (15,001) |
| Employer contributions | 2,154 | 2,936 |
| Benefits paid | (4,742) | (8,389) |
| Fair value of plan assets at end of year | 51,946 | 43,380 |
| **Funded Status** | | |
| Funded status | (12,194) | (16,946) |
| Unrecognized net actuarial loss | 32,841 | 37,065 |
| Unrecognized prior service cost | - | 6 |
| Net amount recognized | $ 20,647 | $ 20,125 |

| *Weighted Average Assumptions for the years ended December 31,* | **2009** | 2008 |
|---|---|---|
| Discount rate | 5.75% | 6.25% |
| Expected long-term return on plan assets | 8.00% | 8.00% |
| Rate of compensation increases | N/A | N/A |

| **Components of Net Periodic Pension Cost** | **2009** | 2008 |
|---|---|---|
| Service cost | $ - | $ - |
| Interest cost | 3,735 | 3,768 |
| Expected return on assets | (3,361) | (4,999) |
| Recognized gains | 1,253 | 581 |
| Prior service cost recognized | 6 | 13 |
| Net periodic pension cost | $ 1,633 | $ (637) |

| **Amounts Recognized on the Balance Sheet** | **2009** | 2008 |
|---|---|---|
| Accrued benefit liability | $(12,194) | $(16,946) |
| Accumulated other comprehensive income, net of tax | 20,362 | 22,985 |
| Deferred tax asset | 12,479 | 14,086 |
| | $ 20,647 | $ 20,125 |

| *Weighted Average Assumptions as of December 31,* | **2009** | 2008 |
|---|---:|---:|
| Discount rate | 5.75% | 6.25% |
| Rate of compensation increases | N/A | N/A |

| *Information for Pension Plans with an Accumulated Benefit Obligation in excess of plan assets* | **2009** | 2008 |
|---|---:|---:|
| Projected benefit obligation | $64,140 | $60,326 |
| Accumulated benefit obligation | $64,140 | $60,326 |
| Fair value of plan assets | $51,946 | $43,380 |

| *Pension Weighted Average Asset Allocations as of December 31,* | **2009** | 2008 |
|---|---:|---:|
| Debt securities | 29% | 35% |
| Equity securities | 65% | 58% |
| Real estate | 5% | 4% |
| Money market funds | 1% | 3% |
| | 100% | 100% |

The estimated future benefit payments for the defined benefit plans for each of the next five years and the total amount for years six through ten, are as follows: 2010-$3.0 million, 2011-$3.1 million, 2012-$3.3 million, 2013-$3.6 million, 2014-$3.8 million and for the five year period ending 2019-$21.2 million.

The Company determines the expected return on plan assets based on the target asset allocations. In addition, the historical returns of the plan assets are also considered in arriving at the expected rate of return.

The Company recorded an additional minimum pension liability adjustment, net of tax, which increased comprehensive income by $2.6 million in 2009 and decreased comprehensive income by $9.6 million and $0.9 million, in 2008 and 2007, respectively.

*Plan Assets*

The current investment objective is to produce income and long-term appreciation through a target asset allocation of 35% debt securities and other fixed income investments including cash and short-term instruments, and 65% equity investments, to provide for the current and future benefit payments of the plans. The pension plans are not invested in the common stock of the Company.

The Company adopted the provisions of ASC 820.10 which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company has determined that all financial assets of both its defined benefit pension plans are level 2 in the fair value hierarchy established by ASC 820.10. The valuation of level 2 assets are based on inputs, other than quoted prices in active markets, that are either directly or indirectly observable for the assets.

The disclosures focus on the inputs used to measure fair value. The following is a description of the valuation methodologies used to measure the plans' assets at fair value:

*Pooled separate accounts*: Valued at the net asset value ("NAV") of units held by the plans at year end, which is determined by aggregating the quoted market values of the underlying assets.

*Money market funds*: Valued at the NAV of shares held by the plans at year end, which is generally intended to approximate one dollar per share.

The following table sets forth the defined benefit plans' assets at fair value:

| *December 31,* | **2009** | *2008* |
|---|---|---|
| Pooled separate accounts: | | |
| Equity securities: | | |
| U.S. small cap equity funds | $ 5,929 | $ 4,396 |
| U.S. mid-cap equity funds | 14,659 | 10,468 |
| U.S. large-cap equity funds | 5,342 | 4,408 |
| International equity funds | 8,502 | 5,876 |
| Domestic real estate funds | 2,439 | 1,822 |
| Fixed income securities: | | |
| Corporate bond funds | 15,014 | 15,117 |
| Money market fund | 61 | 1,293 |
| | $51,946 | $43,380 |

Defined Contribution Plans

Prior to 2007, the Company also sponsored two qualified defined contribution plans that covered substantially all of its hourly and salaried employees. Effective January 1, 2007, the qualified defined contribution plans were merged into a single 401(k) plan. Under the terms of the 401(k) plan, the Company matches a certain portion of employee contributions. Expenses related to matching employee contributions to the 401(k) plan were $1.8 million, $1.3 million and $0.8 million in 2009, 2008 and 2007, respectively.

Additionally, in 2009 and 2008 the Company provided supplemental discretionary contributions to the individual 401(k) accounts of substantially all employees. Each employee received a supplemental contribution to their account based on a uniform percentage of qualifying base compensation established annually. The cost of these supplemental contributions totaled $1.7 million and $1.4 million in 2009 and 2008, respectively.

Non-Qualified Plan

The Company also sponsors a non-qualified defined contribution plan, the Supplemental Executive Retirement Plan, which covers certain of its salaried employees. In the first quarter of 2008, the Company made lump sum benefit payments to two participants in this plan. These payments, which totaled $2.1 million, represented the actuarially determined present value of the participants' accrued benefit as of the date of payment. Only one participant, who is retired, remains in this plan.

## 9. Other Operating Expenses (Income), net

Other net operating expenses (income) consist of the following:

| *Year ended December 31,* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Gain on sale of operating assets (a) | $ (45) | $ (95) | $ (472) |
| Impairment of operating assets (b) | - | - | 489 |
| Gain on sale of real estate (c) | - | - | (1,521) |
| Impairment of real estate held for sale (d) | - | - | 1,775 |
| Frozen defined-benefit pension plan expense (income) | 1,266 | (745) | - |
| Total other operating expenses (income), net | $1,221 | $(840) | $ 271 |

(a) The gain on sale of operating assets was generated primarily from the sale of used machinery and equipment related to firearms. Most of the used machinery and equipment sold in 2007, however, was related to titanium investment casting.

(b) In 2007, the Company recognized an impairment charge of $0.5 million related to machinery and equipment previously in the Company's Arizona investment casting operations.

(c) On April 16, 2007, the Company sold a non-manufacturing facility in Arizona for $5.0 million. This facility had not been used in the Company's operations for several years. The Company realized a gain of approximately $1.5 million from this sale.

(d) In late 2007, the Company recognized an asset impairment charge of $1.8 million related to the Dorr Building, a non-manufacturing property in New Hampshire. The Company demolished most of the Dorr Building in 2009.

The asset impairment charges were recognized to reduce the carrying value of these assets to fair value because the carrying value of the affected assets exceeded their projected future undiscounted cash flows. The amount of the impairment charge was estimated using present value techniques.

## 10. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2005.

The Federal and state income tax provision consisted of the following:

| *Year ended December 31,* | **2009** | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| | Current | Deferred | Current | Deferred | Current | Deferred |
| Federal | $13,572 | $230 | $3,298 | $1,057 | $3,782 | $1,516 |
| State | 3,005 | 50 | 721 | 236 | 687 | 345 |
| | $16,577 | $280 | $4,019 | $1,293 | $4,469 | $1,861 |

The effective income tax rate varied from the statutory federal income tax rate as follows:

| *Year ended December 31,* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Statutory Federal income tax rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of Federal tax benefit | 4.5 | 4.5 | 4.3 |
| Domestic production activities deduction | (2.1) | (2.1) | (1.7) |
| Other items | 0.6 | 0.6 | 0.4 |
| Effective income tax rate | 38.0% | 38.0% | 38.0% |

Significant components of the Company's deferred tax assets and liabilities are as follows:

| *December 31,* | **2009** | 2008 |
|---|---|---|
| **Deferred tax assets:** | | |
| Product liability | $ 791 | $ 663 |
| Employee compensation and benefits | 3,527 | 3,285 |
| Allowances for doubtful accounts and discounts | 732 | 458 |
| Depreciation | 213 | 201 |
| Inventories | 1,114 | 1,458 |
| Additional minimum pension liability | 12,479 | 14,086 |
| Stock-based compensation | 939 | - |
| Asset impairment charges | 122 | 913 |
| Product safety modification charges | 34 | 601 |
| Other | 253 | 393 |
| Total deferred tax assets | 20,204 | 22,057 |
| **Deferred tax liabilities:** | | |
| Pension plans | 7,919 | 7,721 |
| Other | 202 | 193 |
| Total deferred tax liabilities | 8,121 | 7,914 |
| Net deferred tax assets | $12,083 | $14,143 |

Changes in deferred tax assets relating to the additional minimum pension liability are not charged to expense and are therefore not included in the deferred tax provision; instead they are charged to other comprehensive income.

The Company made income tax payments of approximately $18.9 million, $0.0 million, and $4.9 million, during 2009, 2008, and 2007, respectively. The Company expects to realize its deferred tax assets through tax deductions against future taxable income or carry back against taxes previously paid. In 2009, the Company received a tax refund of $1.4 million related to the exercise of stock options in prior years.

The Company does not believe it has included any "uncertain tax positions" in its federal income tax return or any of the state income tax returns it is currently filing. The Company has made an evaluation of the potential impact of additional state taxes being assessed by jurisdictions in which the Company does not currently consider itself liable. The Company does not anticipate that such additional taxes, if any, would result in a material change to its financial position. However, the Company anticipates that it is more likely than not that additional federal and state tax liabilities in the range of $0.4 to $0.8 million exist. The Company has recorded $0.8 million relating to these additional federal and state income taxes, including approximately $0.2 million for the payment of interest and penalties. These amounts are included in income taxes payable at December 31, 2009 and 2008. The Company has included interest and penalties related to uncertain tax positions as a component of its provision for taxes.

## 11. Earnings Per Share

Set forth below is a reconciliation of the numerator and denominator for basis and diluted earnings per share calculations for the periods indicated:

| *Year ended December 31,* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Numerator: | | | |
| Net income | $27,503 | $8,666 | $10,329 |
| Denominator: | | | |
| Weighted average number of common shares outstanding - Basic | 19,061,321 | 20,069,200 | 22,441,700 |
| Dilutive effect of options and restricted stock units outstanding under the Company's employee compensation plans | 259,735 | 15,400 | 315,800 |
| Weighted average number of common shares outstanding – Diluted | 19,321,056 | 20,084,600 | 22,757,500 |

The dilutive effect of outstanding options and restricted stock units is calculated using the treasury stock method. The weighted average number of common shares outstanding decreased from the previous year in 2009 and 2008 as a result of the Company's stock repurchase plans, which were authorized by the Board of Directors in 2007 and 2008. See Note 12 for further information.

The following average numbers of stock options are anti-dilutive and therefore are not included in the diluted earnings per share calculation:

| *Year ended December 31,* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Average number of stock options | 456,250 | 1,282,250 | - |

## 12. Stock Repurchases

In 2009, the Company repurchased 2,400 shares of its common stock, representing 0.1% of the then outstanding shares, in the open market at an average price of $6.03 per share.

In 2008, the Company repurchased 1,535,000 shares of its common stock, representing 7.5% of the then outstanding shares, in the open market at an average price of $6.57 per share.

In 2007, the Company repurchased 2,216,000 shares of its common stock, representing 9.7% of the then outstanding shares, in the open market at an average price of $8.99 per share.

All of these purchases were made with cash held by the Company and no debt was incurred.

At December 31, 2009, $4.7 million remained authorized for share repurchases. In February 2010, the Company announced that the Board of Directors expanded this repurchase program from $4.7 million to $10 million.

## 13. Share-based Compensation

In 1998, the Company adopted, and in May 1999 the shareholders approved, the 1998 Stock Incentive Plan (the "1998 Plan") under which employees were granted options to purchase shares of the Company's Common Stock and stock appreciation rights. The Company reserved 2,000,000 shares for issuance under the 1998 Plan. These options have an exercise price equal to the fair market value of the shares of the Company at the date of grant, become vested ratably over five years, and expire ten years from the date of grant. In April 2007, all reserved shares for which a stock option had not been granted under the 1998 Plan were deregistered. No further stock options or stock will be granted under the 1998 Plan.

On December 18, 2000, the Company adopted, and in May 2001 the shareholders approved, the 2001 Stock Option Plan for Non-Employee Directors (the "2001 Plan") under which non-employee directors were granted options to purchase shares of the Company's authorized but unissued stock. The Company reserved 200,000 shares for issuance under the 2001 Plan. Options granted under the 2001 Plan have an exercise price equal to the fair market value of the shares of the Company at the date of grant and expire ten years from the date of grant. Twenty-five percent of the options vest immediately upon grant and the remaining options vest ratably over three years. In April 2007, all reserved shares for which a stock option had not been granted under the 2001 Plan were deregistered. No further stock options or stock will be granted under the 2001 Plan.

In April 2007, the Company adopted and the shareholders approved the 2007 Stock Incentive Plan (the "2007 SIP") under which employees, independent contractors, and non-employee directors may be granted stock options, restricted stock, deferred stock awards, restricted stock units, and stock appreciation rights, any of which may or may not require the achievement of performance objectives. Vesting requirements are determined by the Compensation Committee or the Board of Directors. The Company reserved 2,550,000 shares for issuance under the 2007 SIP. At December 31, 2009, an aggregate of 1,733,750 shares remain available for grant under the Plan.

Compensation expense related to stock options is recognized based on the grant-date fair value of the awards estimated using the Black-Scholes option pricing model. Compensation expense related to deferred stock, restricted stock, and restricted stock units is recognized based on the grant-date fair value of the Company's common stock. The total stock-based compensation cost included in the Statements of Income was $4.2 million, $0.4 million and $0.1 million in 2009, 2008 and 2007, respectively. The 2009 expense was unusually high because stock options and restricted stock units that were granted over several years vested in 2009 as a result of the extraordinary operating performance in 2009.

Stock Options

For purposes of determining the fair value of stock option awards, the Company uses the Black-Scholes option pricing model and the assumptions set forth in the table below.

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Dividend yield | 0.0% | 0.0% | 0.0% |
| Expected volatility | 41.0% | 47.6% | 33.9% |
| Risk free rate of return | 4.0% | 4.0% | 4.0% |
| Expected lives | 8.0 years | 7.5 years | 7.5 years |

The estimated fair value of options granted is subject to the assumptions made and if the assumptions changed, the estimated fair value amounts could be significantly different.

The following table summarizes the stock option activity of the Plans:

| | Shares | Weighted Average Exercise Price | Weighted Average Grant Date Fair Value | Weighted Average Remaining Contractual Life (Years) |
|---|---|---|---|---|
| Outstanding at December 31, 2006 | 1,325,000 | $ 9.46 | $ 2.66 | 4.4 |
| Granted | 311,250 | 13.06 | 5.67 | 8.3 |
| Exercised | (495,000) | 11.77 | 1.92 | 0.2 |
| Canceled | (50,000) | 9.59 | 1.24 | 2.5 |
| Outstanding at December 31, 2007 | 1,091,250 | 9.44 | 3.91 | 7.4 |
| Granted | 359,000 | 8.10 | 4.39 | 8.4 |
| Exercised | - | - | - | - |
| Canceled | (30,000) | 13.39 | 5.64 | 7.5 |
| Outstanding at December 31, 2008 | 1,420,250 | 9.02 | 3.99 | 7.0 |
| Granted | 115,900 | 8.69 | 4.57 | 9.3 |
| Exercised | (38,000) | 8.73 | 2.56 | 4.1 |
| Canceled | - | - | - | - |
| Outstanding at December 31, 2009 | 1,498,150 | 9.00 | 4.13 | 7.1 |
| Exercisable Options Outstanding at December 31, 2009 | 992,150 | 9.13 | 4.06 | 6.9 |
| Non-Vested Options Outstanding at December 31, 2009 | 506,000 | $ 8.75 | $ 4.28 | 7.5 |

At December 31, 2009, the aggregate intrinsic value of all options, including exercisable options, was $2.7 million.

At December 31, 2009, there was $1.8 million of unrecognized compensation cost related to stock options that is expected to be recognized over a weighted-average period of 4.0 years.

Deferred Stock

Deferred stock awards vest based on the passage of time or the Company's attainment of performance objectives. Upon vesting, these awards convert one-for-one to common stock.

In 2007, 10,920 deferred stock awards were issued to non-employee directors that vested in April 2008.

In 2008, 18,222 deferred stock awards were issued to non-employee directors that vested in April 2009.

In 2009, 12,144 deferred stock awards were issued to non-employee directors that will vest in April 2010.

Compensation expense related to these awards is amortized ratably over the vesting period. Annual compensation expense related to these awards was $0.2 million.

Restricted Stock Units

Beginning in the second quarter of 2009, the Company began granting restricted stock units to senior employees, in lieu of incentive stock options, that vest dependent on the achievement of various corporate objectives established by the Compensation Committee of the Board of Directors.

During 2009, 60,100 restricted stock units were issued. Compensation costs related to these restricted stock units was $0.7 million, all of which was recognized in 2009 because the performance objectives were attained and the awards became fully vested.

Common Stock

In 2007, 29,500 shares of common stock were awarded to employees. All compensation expense related to these awards, which totaled $0.4 million, was recognized in 2007. No common stock was awarded in 2008 or 2009.

## 14. Operating Segment Information

The Company has two reportable operating segments: firearms and investment castings. The firearms segment manufactures and sells rifles, pistols, revolvers, and shotguns principally to a select number of licensed independent wholesale distributors primarily located in the United States. The investment castings segment manufactures and sells steel investment castings.

Corporate segment income relates to interest income on short-term investments, the sale of non-operating assets, and other non-operating activities. Corporate segment assets consist of cash and short-term investments and other non-operating assets.

The Company evaluates performance and allocates resources, in part, based on profit and loss before taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (see Note 1). Intersegment sales are recorded at the Company's cost plus a fixed profit percentage.

| *Year ended December 31,* | **2009** | 2008 | 2007 |
|---|---|---|---|
| Net Sales | | | |
| Firearms | $266,566 | $174,416 | $144,222 |
| Castings | | | |
| Unaffiliated | 4,419 | 7,067 | 12,263 |
| Intersegment | 16,159 | 10,135 | 9,165 |
| | 20,578 | 17,202 | 21,428 |
| Eliminations | (16,159) | (10,135) | (9,165) |
| | $270,985 | $181,483 | $156,485 |
| Income (Loss) Before Income Taxes | | | |
| Firearms | $ 46,339 | $ 18,614 | $ 11,400 |
| Castings | (443) | (2,836) | (2,806) |
| Corporate | (1,536) | (1,800) | 8,065 |
| | $ 44,360 | $ 13,978 | $ 16,659 |
| Identifiable Assets | | | |
| Firearms | $ 66,011 | $ 63,042 | $ 47,870 |
| Castings | 4,643 | 4,842 | 6,165 |
| Corporate | 71,025 | 44,876 | 47,847 |
| | $141,679 | $112,760 | $101,882 |
| Depreciation | | | |
| Firearms | $ 6,561 | $ 4,515 | $ 3,563 |
| Castings | 739 | 850 | 809 |
| | $ 7,300 | $ 5,365 | $ 4,372 |
| Capital Expenditures | | | |
| Firearms | $ 13,045 | $ 8,972 | $ 3,950 |
| Castings | 774 | 516 | 518 |
| | $ 13,819 | $ 9,488 | $ 4,468 |

In 2009, the Company's largest customers accounted for 15%, 11%, 11%, 11%, and 10% of total net sales. In 2008, the Company's largest customers accounted for 17%, 12%, 11%, and 10% of total net sales. In 2007, the Company's largest customers accounted for 12%, 12%, 11%, and 11% of total net sales.

The Company's assets are located entirely in the United States and domestic sales represent greater than 95% of total sales in 2009, 2008, and 2007.

## 15. Quarterly Results of Operations (Unaudited)

The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 2009:

| | Three Months Ended | | | |
|---|---|---|---|---|
| | **4/04/09** | **7/04/09** | **10/03/09** | **12/31/09** |
| Net Sales | $63,529 | $72,390 | $71,186 | $63,879 |
| Gross profit | 19,526 | 25,032 | 21,782 | 21,265 |
| Net income | 5,807 | 8,680 | 7,108 | 5,908 |
| Basic earnings per share | 0.30 | 0.46 | 0.37 | 0.31 |
| Diluted earnings per share | $0.30 | $0.45 | $0.37 | $0.30 |

| | Three Months Ended | | | |
|---|---|---|---|---|
| | 3/29/08 | 6/28/08 | 9/27/08 | 12/31/08 |
| Net Sales | $42,506 | $38,664 | $41,822 | $58,491 |
| Gross profit | 10,655 | 8,495 | 6,858 | 16,745 |
| Net income | 1,452 | 1,082 | 372 | 5,760 |
| Basic earnings per share | 0.07 | 0.05 | 0.02 | 0.28 |
| Diluted earnings per share | $0.07 | $0.05 | $0.02 | $0.28 |

## 16. Related Party Transactions

In the first quarter of 2008, the Company made lump sum pension benefit payments to William B. Ruger, Jr., the former Chairman and Chief Executive Officer of the Company, and Stephen L. Sanetti, the former President of the Company. These payments totaled $2.1 million, which represented the actuarially determined present value of the accrued benefits payable to these individuals under the Supplementary Executive Retirement Plan as of the date of payment.

In March 2007 the Company sold 42 parcels of non-manufacturing real property held for investment for $7.3 million to William B. Ruger, Jr., the Company's former Chief Executive Officer and Chairman of the Board. The sales price was based upon an independent appraisal. The sale included substantially all of the Company's raw land non-manufacturing real property assets in New Hampshire. The Company recognized a gain of $5.2 million on the sale. Also in March 2007, the Company sold several pieces of artwork to members of the Ruger family for $0.1 million and recognized insignificant gains from these sales.

## 17. Contingent Liabilities

As of December 31, 2009, the Company was a defendant in approximately seven (7) lawsuits and is aware of certain other such claims.

Lawsuits involving the Company's products generally fall into one of two categories:

(i) Those that claim damages from the Company related to allegedly defective product design and/or manufacture which stem from a specific incident. Pending lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories; or

(ii) Those brought by cities or other governmental entities, and individuals against firearms manufacturers, distributors and retailers seeking to recover damages allegedly arising out of the misuse of firearms by third-parties in the commission of homicides, suicides and other shootings involving juveniles and adults.

As to lawsuits of the first type, management believes that, in every case involving firearms, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company.

The only remaining lawsuit of the second type is the lawsuit filed by the City of Gary. The complaint in that case seeks damages, among other things, for the costs of medical care, police and emergency services, public health services, and other services as well as punitive damages. In addition, nuisance abatement and/or injunctive relief is sought to change the design, manufacture, marketing and distribution practices of the various defendants. The suit alleges, among other claims, negligence in the design of products, public nuisance, negligent distribution and marketing, negligence per se and deceptive advertising. The case does not allege a specific injury to a specific individual as a result of the misuse or use of any of the Company's products. Market share allegations have been held inapplicable by the Indiana Supreme Court.

The Indiana Court of Appeals affirmed the dismissal of the Gary case by the trial court, but the Indiana Supreme Court reversed this dismissal and remanded the case for discovery proceedings on December 23, 2003. On November 23, 2005, the defendants filed a motion to dismiss pursuant to the Protection of Lawful Commerce in Arms Act ("PLCAA"). The state court judge held the PLCAA unconstitutional and the defendants filed a motion with the Indiana Court of Appeals asking it to accept interlocutory appeal on the issue, which appeal was accepted on February 5, 2007. On October 29, 2007, the Indiana Appellate Court affirmed, holding that the PLCAA does not apply to the City's claims. A petition for rehearing was filed in the Appellate Court and denied on January 9, 2008. On February 8, 2008, a Petition to Transfer the appeal to the Supreme Court of Indiana was filed. The petition was denied on January 13, 2009 and the case was remanded to the trial court. No trial date has been set.

In addition to the foregoing, on August 18, 2009, the Company was served with a complaint captioned Steamfitters Local 449 Pension Fund, on Behalf of Itself and All Others Similarly Situated v. Sturm, Ruger & Co. Inc., *et al.* pending in the United States District Court for the District of Connecticut. The complaint seeks unspecified damages for alleged violations of the Securities Exchange Act of 1934 and is a purported class action on behalf of purchasers of the Company's common stock between April 23, 2007 and October 29, 2007. On October 9, 2009, the Company waived service of a complaint captioned Alan R. Herrett, Individually and On Behalf of All Others Similarly Situated v. Sturm, Ruger & Co. Inc., *et al.* pending in the United States District Court for the District of Connecticut. This matter is based upon the same facts and basic allegations set forth in the Steamfitters Local 449 Pension Fund litigation. On October 12, 2009, a motion to consolidate the two actions was filed by counsel for the Steamfitters. On January 11, 2010, the court entered an order consolidating the two matters. The January 11, 2010 order also sets a briefing schedule for plaintiffs to file a consolidated amended complaint and for defendants, including the Company, to file a responsive pleading.

On September 11, 2009, the Company was served with a complaint captioned Secretary of Labor v. Sturm, Ruger & Co. Inc. pending before the Occupational Safety and Health Review Commission. The complaint arises out of a Notice of Contest filed by the Company pursuant to an OSHA inspection conducted at the Company's manufacturing facility in Newport, New Hampshire. The matter was settled by agreement of the parties in December 2009.

Punitive damages, as well as compensatory damages, are demanded in certain of the lawsuits and claims. Aggregate claimed amounts presently exceed product liability accruals and applicable insurance coverage. For claims made after July 10, 2000, coverage is provided on an annual basis for losses exceeding $5 million per claim, or an aggregate maximum loss of $10 million annually, except for certain new claims which might be brought by governments or municipalities after July 10, 2000, which are excluded from coverage.

Product liability claim payments are made when appropriate if, as, and when claimants and the Company reach agreement upon an amount to finally resolve all claims. Legal costs are paid as the lawsuits and claims develop, the timing of which may vary greatly from case to case. A time schedule cannot be determined in advance with any reliability concerning when payments will be made in any given case.

Provision is made for product liability claims based upon many factors related to the severity of the alleged injury and potential liability exposure, based upon prior claim experience. Because our experience in defending these lawsuits and claims is that unfavorable outcomes are typically not probable or estimable, only in rare cases is an accrual established for such costs. In most cases, an accrual is established only for estimated legal defense costs. Product liability accruals are periodically reviewed to reflect then-current estimates of possible liabilities and expenses incurred to date and reasonably anticipated in the future. Threatened product liability claims are reflected in our product liability accrual on the same basis as actual claims; i.e., an accrual is made for reasonably anticipated possible liability and claims-handling expenses on an ongoing basis.

A range of reasonably possible loss relating to unfavorable outcomes cannot be made. However, in product liability cases in which a dollar amount of damages is claimed, the amount of damages claimed, which totaled $7.7 million and $12.2 million at December 31, 2009 and 2008, respectively, are set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal.

As of December 31, 2009 and 2008, the Company was a defendant in 5 and 6 lawsuits, respectively, involving its products and is aware of other such claims. During the year ended December 31, 2009 and 2008, respectively, 2 and 1 claims were filed against the Company, 2 and 0 claims were dismissed, and 1 and 0 claims were settled.

During the years ended December 31, 2009 and 2008, the Company incurred product liability expense of $1.6 million and $0.9 million, respectively, which includes the cost of outside legal fees, insurance, and other expenses incurred in the management and defense of product liability matters.

The Company's management monitors the status of known claims and the product liability accrual, which includes amounts for asserted and unasserted claims. While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with special and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

A roll-forward of the product liability reserve and detail of product liability expense for the three years ended December 31, 2009 follows:

**Balance Sheet Roll-forward for Product Liability Reserve**

| | | | Cash Payments | | | | |
|---|---|---|---|---|---|---|---|
| | Balance Beginning of Year (a) | Accrued Legal Expense (b) | Legal Fees (c) | Settlements (d) | Insurance Premiums | Admin. Expense | Balance End of Year (a) |
| 2007 | $1,741 | $639 | $(447) | $ - | N/A | N/A | $1,933 |
| 2008 | 1,933 | 176 | (358) | (7) | N/A | N/A | 1,744 |
| 2009 | 1,744 | 873 | (274) | (261) | N/A | N/A | 2,082 |

**Income Statement Detail for Product Liability Expense**

| | Accrued Legal Expense (b) | Insurance Premium Expense (e) | Admin. Expense (f) | Total Product Liability Expense |
|---|---|---|---|---|
| 2007 | $639 | $748 | $299 | $1,686 |
| 2008 | 176 | 739 | - | 915 |
| 2009 | 873 | 745 | - | 1,618 |

**Notes**

(a) The beginning and ending liability balances represent accrued legal fees only. Settlements and administrative costs are expensed as incurred. Only in rare instances is an accrual established for settlements.

(b) The expense accrued in the liability is for legal fees only.

(c) Legal fees represent payments to outside counsel related to product liability matters.

(d) Settlements represent payments made to plaintiffs or allegedly injured parties in exchange for a full and complete release of liability.

(e) Insurance expense represents the cost of insurance premiums.

(f) Administrative expense represents personnel related and travel expenses of Company employees and firearm experts related to the management and monitoring of product liability matters.

There were no insurance recoveries during any of the above years.

**18. Financial Instruments**

The Company does not hold or issue financial instruments for trading or hedging purposes, nor does it hold interest rate, leveraged, or other types of derivative financial instruments. Fair values of short-term investments, accounts receivable, accounts payable, accrued expenses and income taxes payable reflected in the December 31, 2009 and 2008 balance sheets approximate carrying values at those dates.

**19. Subsequent Events**

At December 31, 2009, $4.7 million remained authorized for share repurchases. In February 2010, the Company announced that the Board of Directors expanded this repurchase program from $4.7 million to $10 million.

On February 24, 2010, the Company declared a dividend of 6¢ per share to shareholders of record on March 12, 2010.

The Company's management has evaluated the period January 1, 2010 through February 24, 2010, the date the financial statements were issued, for subsequent events requiring recognition or disclosure in the financial statements. During this period, no material recognizable subsequent events were identified.

## ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A—CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

The Company conducted an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2009. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2009, the Company's controls and procedures over financial reporting were effective.

### Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company conducted an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its internal control over financial reporting as of December 31, 2009. This evaluation was performed based on the criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009, based on criteria established in "Internal Control — Integrated Framework" issued by the COSO.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report which is included in this Form 10-K.

**Changes in Internal Control over Financial Reporting**

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**New York Stock Exchange Certification**

Pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, the Company submitted an unqualified certification of our Chief Executive Officer to the New York Stock Exchange on May 15, 2007. The Company has also filed, as exhibits to this Annual Report on Form 10-K, the Chief Executive Officer and Chief Financial Officer Certifications required under the Sarbanes-Oxley Act of 2002.

## ITEM 9B—OTHER INFORMATION

None.

## PART III

### ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning the Company's directors, including the Company's separately designated standing audit committee, and on the Company's code of business conduct and ethics required by this Item is incorporated by reference from the Company's Proxy Statement relating to the 2010 Annual Meeting of Stockholders scheduled to be held April 28, 2010.

Information concerning the Company's executive officers required by this Item is set forth in Item 1 of this Annual Report on Form 10-K under the caption "Executive Officers of the Company."

Information concerning beneficial ownership reporting compliance required by this Item is incorporated by reference from the Company's Proxy Statement relating to 2010 Annual Meeting of Stockholders scheduled to be held April 28, 2010.

### ITEM 11—EXECUTIVE COMPENSATION

Information concerning director and executive compensation required by this Item is incorporated by reference from the Company's Proxy Statement relating to the 2010 Annual Meeting of Stockholders scheduled to be held April 28, 2010.

### ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning the security ownership of certain beneficial owners and management and related stockholder matters required by this Item is incorporated by reference from the Company's Proxy Statement relating to 2010 Annual Meeting of Stockholders scheduled to be held April 28, 2010.

### ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information concerting certain relationships and related transactions required by this Item is incorporated by reference from the Company's Proxy Statement relating to the 2010 Annual Meeting of Stockholders scheduled to be held April 28, 2010.

### ITEM 14—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning the Company's principal accountant fees and services and the pre-approval policies and procedures of the audit committee of the board of directors required by this Item is incorporated by reference from the Company's Proxy Statement relating to 2010 Annual Meeting of Stockholders scheduled to be held April 28, 2010.

## PART IV

## ITEM 15—EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits and Financial Statement Schedules

(1) Financial Statements can be found under Item 8 of Part II of this Form 10-K

(2) Schedules can be found on Page 84 of this Form 10-K

(3) Listing of Exhibits:

| | |
|---|---|
| Exhibit 3.1 | Certificate of Incorporation of the Company, as amended (Incorporated by reference to Exhibits 4.1 and 4.2 to the Form S-3 Registration Statement previously filed by the Company File No. 33-62702). |
| Exhibit 3.2 | Bylaws of the Company, as amended. |
| Exhibit 3.3 | Amended and restated Article 3, Section 2 of Bylaws (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on April 24, 2007). |
| Exhibit 3.4 | Amended and restated Article 3, Section 4 and Article 4, Section 5 of Bylaws (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on April 24, 2007). |
| Exhibit 3.5 | Amended and restated Bylaws (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on July 26, 2007). |
| Exhibit 3.6 | Amended and restated Bylaws (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on April 25, 2008). |
| Exhibit 3.7 | Amendment to Article 5, Section 1 of Bylaws (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on February 6, 2009). |
| Exhibit 10.1 | Sturm, Ruger & Company, Inc. 1986 Stock Bonus Plan (Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1988, as amended by Form 8 filed March 27, 1990, SEC File No. 1-10435). |
| Exhibit 10.2 | Amendment to Sturm, Ruger & Company, Inc. 1986 Stock Bonus Plan (Incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, SEC File No. 1-10435). |

| | |
|---|---|
| Exhibit 10.3 | Sturm, Ruger & Company, Inc. Supplemental Executive Profit Sharing Retirement Plan (Incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, SEC File No. 1-10435). |
| Exhibit 10.4 | Agreement and Assignment of Lease dated September 30, 1987 by and between Emerson Electric Co. and Sturm, Ruger & Company, Inc. (Incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, SEC File No. 1-10435). |
| Exhibit 10.5 | Sturm, Ruger & Company, Inc. Supplemental Executive Retirement Plan (Incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, SEC File No. 1-10435). |
| Exhibit 10.6 | [Intentionally omitted.] |
| Exhibit 10.7 | Sturm, Ruger & Company, Inc. 1998 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, SEC File No. 1-10435). |
| Exhibit 10.8 | Sturm, Ruger & Company, Inc. 2001 Stock Option Plan for Non-Employee Directors (Incorporated by reference to Exhibit 4 to the Form S-8 Registration Statement filed by the Company File No. 33-53234). |
| Exhibit 10.9 | Agreement and Release, dated as of February 28, 2006, by and between Sturm, Ruger & Company, Inc. and William B. Ruger (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 4, 2006, SEC File No. 1-10435). |
| Exhibit 10.10 | Sale and Purchase Agreement, dated as of September 26, 2006, by and between Sturm, Ruger & Company, Inc. and Ruger Business Holdings, L.P. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 26, 2006, SEC File No. 1-10435). |
| Exhibit 10.11 | Severance Agreement, dated as of September 21, 2006, by and between Sturm, Ruger & Company, Inc. and Stephen L. Sanetti (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2006, SEC File No. 1-10435). |
| Exhibit 10.12 | Severance Agreement, dated as of September 21, 2006, by and between Sturm, Ruger & Company, Inc. and Thomas A. Dineen (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2006, SEC File No. 1-10435). |

| | |
|---|---|
| Exhibit 10.13 | Severance Agreement, dated as of September 21, 2006, by and between Sturm, Ruger & Company, Inc. and Robert R. Stutler (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2006, SEC File No. 1-10435). |
| Exhibit 10.14 | Offer Letter, dated as of September 5, 2006, by and between Sturm, Ruger & Company, Inc. and Michael O. Fifer (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 28, 2006, SEC File No. 1-10435). |
| Exhibit 10.15 | Severance Agreement, dated as of December 15, 2006, by and between Sturm, Ruger & Company, Inc. and Michael O. Fifer (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2006, SEC File No. 1-10435). |
| Exhibit 10.16 | Severance Agreement, dated as of December 15, 2006, by and between Sturm, Ruger & Company, Inc. and Christopher John Killoy (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2006, SEC File No. 1-10435). |
| Exhibit 10.17 | Amended Severance Agreement, dated as of December 15, 2006, by and between Sturm, Ruger & Company, Inc. and Thomas P. Sullivan (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2006, SEC File No. 1-10435). |
| Exhibit 10.18 | Retention and Consultation Agreement, dated December 4, 2007, by and between Sturm, Ruger & Company, Inc. and Robert R. Stutler. |
| Exhibit 10.19 | Credit Agreement, dated as of December 14, 2007, by and between the Company and Bank of America (Incorporated by reference to Exhibit 10.18 to the Company's Current Report on Form 8-K filed with the SEC on December 20, 2007). |
| Exhibit 10.20 | Severance Agreement, dated as of April 10, 2008, by and between the Company and Michael O. Fifer (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008). |
| Exhibit 10.21 | Severance Agreement, dated as of April 10, 2008, by and between the Company and Thomas A. Dineen (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008). |
| Exhibit 10.22 | Severance Agreement, dated as of April 10, 2008, by and between the Company and Mark T. Lang (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008). |

| | |
|---|---|
| Exhibit 10.23 | Severance Agreement, dated as of April 10, 2008, by and between the Company and Christopher J. Killoy (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008). |
| Exhibit 10.24 | Severance Agreement, dated as of April 10, 2008, by and between the Company and Steven M. Maynard Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008). |
| Exhibit 10.25 | Severance Agreement, dated as of April 10, 2008, by and between the Company and Thomas P. Sullivan (Incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008). |
| Exhibit 10.26 | Severance Agreement, dated as of April 10, 2008, by and between the Company and Leslie M. Gasper (Incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008). |
| Exhibit 10.27 | Agreement, dated as of April 10, 2008, by and between the Company and Stephen L. Sanetti (Incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K/A filed with the SEC on April 30, 2008). |
| Exhibit 10.28 | Severance Agreement, dated as of May 2, 2008 by and between the Company and Kevin B. Reid, Sr. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2008). |
| Exhibit 10.29 | First Amendment to Credit Agreement, dated as of December 15, 2008, by and between the Company and Bank of America (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on December 22, 2008). |
| Exhibit 10.30 | Second Amendment to Credit Agreement, dated December 11, 2009, by and between the Company and Bank of America (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on December 21, 2009). |
| Exhibit 23.1 | Consent of McGladrey & Pullen, LLP |
| Exhibit 31.1 | Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act. |
| Exhibit 31.2 | Certification of Treasurer and Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act. |
| Exhibit 32.1 | Certification of the Chief Executive Officer Pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

| | |
|---|---|
| Exhibit 32.2 | Certification of the Treasurer and Chief Financial Officer Pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| Exhibit 99.1 | Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1999, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS. |
| Exhibit 99.2 | Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2007, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS. |
| Exhibit 99.3 | Item 3 LEGAL PROCEEDINGS from the Annual Report on Form 10-K of the Company for the year ended December 31, 2008, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS. |
| Exhibit 99.4 | Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended July 4, 2009, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS. |
| Exhibit 99.5 | Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended October 3, 2009, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS. |

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STURM, RUGER & COMPANY, INC.
(Registrant)

S/THOMAS A. DINEEN
Thomas A. Dineen
Vice President, Treasurer and
Chief Financial Officer
(Principal Financial Officer)

February 24, 2010
Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

S/MICHAEL O. FIFER 2/24/10
Michael O. Fifer
Chief Executive Officer, Director
(Principal Executive Officer)

S/JAMES E. SERVICE 2/24/10
James E. Service
Director

S/C. MICHAEL JACOBI 2/24/10
C. Michael Jacobi
Director

S/STEPHEN T. MERKEL 2/24/10
Stephen T. Merkel
Director

S/AMIR P. ROSENTHAL 2/24/10
Amir P. Rosenthal
Director

S/JOHN M. KINGSLEY, JR. 2/24/10
John M. Kingsley, Jr.
Director

S/JOHN A. CONSENTINO, JR. 2/24/10
John A. Cosentino, Jr.
Director

S/RONALD C. WHITAKER 2/24/10
Ronald C. Whitaker
Director

S/PHILLIP C. WIDMAN 2/24/10
Phillip C. Widman
Director

EXHIBIT INDEX

| | | Page No. |
|---|---|---|
| Exhibit 3.1 | Certificate of Incorporation of the Company, as amended (Incorporated by reference to Exhibits 4.1 and 4.2 to the Form S-3 Registration Statement previously filed by the Company File No. 33-62702). | |
| Exhibit 3.2 | Bylaws of the Company, as amended. | |
| Exhibit 3.3 | Amended and restated Article 3, Section 2 of Bylaws (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on April 24, 2007). | |
| Exhibit 3.4 | Amended and restated Article 3, Section 4 and Article 4, Section 5 of Bylaws (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on April 24, 2007). | |
| Exhibit 3.5 | Amended and restated Bylaws (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on July 26, 2007). | |
| Exhibit 3.6 | Amended and restated Bylaws (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on April 25, 2008). | |
| Exhibit 3.7 | Amendment to Article 5, Section 1 of Bylaws (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on February 6, 2009). | |
| Exhibit 10.1 | Sturm, Ruger & Company, Inc. 1986 Stock Bonus Plan (Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1988, as amended by Form 8 filed March 27, 1990, SEC File No. 1-10435). | |
| Exhibit 10.2 | Amendment to Sturm, Ruger & Company, Inc. 1986 Stock Bonus Plan (Incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, SEC File No. 1-10435). | |
| Exhibit 10.3 | Sturm, Ruger & Company, Inc. Supplemental Executive Profit Sharing Retirement Plan (Incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, SEC File No. 1-10435). | |
| Exhibit 10.4 | Agreement and Assignment of Lease dated September 30, 1987 by and between Emerson Electric Co. and Sturm, Ruger & Company, Inc. (Incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, SEC File No. 1-10435). | |

| | |
|---|---|
| Exhibit 10.5 | Sturm, Ruger & Company, Inc. Supplemental Executive Retirement Plan (Incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, SEC File No. 1-10435). |
| Exhibit 10.6 | [Intentionally omitted.] |
| Exhibit 10.7 | Sturm, Ruger & Company, Inc. 1998 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, SEC File No. 1-10435). |
| Exhibit 10.8 | Sturm, Ruger & Company, Inc. 2001 Stock Option Plan for Non-Employee Directors (Incorporated by reference to Exhibit 4 to the Form S-8 Registration Statement filed by the Company File No. 33-53234). |
| Exhibit 10.9 | Agreement and Release, dated as of February 28, 2006, by and between Sturm, Ruger & Company, Inc. and William B. Ruger (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 4, 2006, SEC File No. 1-10435). |
| Exhibit 10.10 | Sale and Purchase Agreement, dated as of September 26, 2006, by and between Sturm, Ruger & Company, Inc. and Ruger Business Holdings, L.P. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 26, 2006, SEC File No. 1-10435). |
| Exhibit 10.11 | Severance Agreement, dated as of September 21, 2006, by and between Sturm, Ruger & Company, Inc. and Stephen L. Sanetti (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2006, SEC File No. 1-10435). |
| Exhibit 10.12 | Severance Agreement, dated as of September 21, 2006, by and between Sturm, Ruger & Company, Inc. and Thomas A. Dineen (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2006, SEC File No. 1-10435). |
| Exhibit 10.13 | Severance Agreement, dated as of September 21, 2006, by and between Sturm, Ruger & Company, Inc. and Robert R. Stutler (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2006, SEC File No. 1-10435). |
| Exhibit 10.14 | Offer Letter, dated as of September 5, 2006, by and between Sturm, Ruger & Company, Inc. and Michael O. Fifer (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 28, 2006, SEC File No. 1-10435). |

EXHIBIT INDEX (continued)

| | |
|---|---|
| Exhibit 10.15 | Severance Agreement, dated as of December 15, 2006, by and between Sturm, Ruger & Company, Inc. and Michael O. Fifer (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2006, SEC File No. 1-10435). |
| Exhibit 10.16 | Severance Agreement, dated as of December 15, 2006, by and between Sturm, Ruger & Company, Inc. and Christopher John Killoy (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2006, SEC File No. 1-10435). |
| Exhibit 10.17 | Amended Severance Agreement, dated as of December 15, 2006, by and between Sturm, Ruger & Company, Inc. and Thomas P. Sullivan (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2006, SEC File No. 1-10435). |
| Exhibit 10.18 | Retention and Consultation Agreement, dated December 4, 2007, by and between Sturm, Ruger & Company, Inc. and Robert R. Stutler. |
| Exhibit 10.19 | Credit Agreement, dated as of December 14, 2007, by and between the Company and Bank of America (Incorporated by reference to Exhibit 10.18 to the Company's Current Report on Form 8-K filed with the SEC on December 20, 2007). |
| Exhibit 10.20 | Severance Agreement, dated as of April 10, 2008, by and between the Company and Michael O. Fifer (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008). |
| Exhibit 10.21 | Severance Agreement, dated as of April 10, 2008, by and between the Company and Thomas A. Dineen (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008). |
| Exhibit 10.22 | Severance Agreement, dated as of April 10, 2008, by and between the Company and Mark T. Lang (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008). |
| Exhibit 10.23 | Severance Agreement, dated as of April 10, 2008, by and between the Company and Christopher J. Killoy (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008). |
| Exhibit 10.24 | Severance Agreement, dated as of April 10, 2008, by and between the Company and Steven M. Maynard Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008). |

EXHIBIT INDEX (continued)

| | |
|---|---|
| Exhibit 10.25 | Severance Agreement, dated as of April 10, 2008, by and between the Company and Thomas P. Sullivan (Incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008). |
| Exhibit 10.26 | Severance Agreement, dated as of April 10, 2008, by and between the Company and Leslie M. Gasper (Incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008). |
| Exhibit 10.27 | Agreement, dated as of April 10, 2008, by and between the Company and Stephen L. Sanetti (Incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K/A filed with the SEC on April 30, 2008). |
| Exhibit 10.28 | Severance Agreement, dated as of May 2, 2008 by and between the Company and Kevin B. Reid, Sr. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2008). |
| Exhibit 10.29 | First Amendment to Credit Agreement, dated as of December 15, 2008, by and between the Company and Bank of America (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on December 22, 2008). |
| Exhibit 10.30 | Second Amendment to Credit Agreement, dated December 11, 2009, by and between the Company and Bank of America (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on December 21, 2009). |
| Exhibit 23.1 | Consent of McGladrey & Pullen, LLP |
| Exhibit 31.1 | Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act. |
| Exhibit 31.2 | Certification of Treasurer and Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act. |
| Exhibit 32.1 | Certification of the Chief Executive Officer Pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| Exhibit 32.2 | Certification of the Treasurer and Chief Financial Officer Pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

| | |
|---|---|
| Exhibit 99.1 | Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1999, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS. |
| Exhibit 99.2 | Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2007, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS. |
| Exhibit 99.3 | Item 3 LEGAL PROCEEDINGS from the Annual Report on Form 10-K of the Company for the year ended December 31, 2008, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS. |
| Exhibit 99.4 | Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended July 4, 2009, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS. |
| Exhibit 99.5 | Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended October 3, 2009, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS. |

YEAR ENDED DECEMBER 31, 2009

STURM, RUGER & COMPANY, INC.

ITEMS 15(a)
FINANCIAL STATEMENT SCHEDULE

Sturm, Ruger & Company, Inc.

Item 15(a)--Financial Statement Schedule

Schedule II—Valuation and Qualifying Accounts

*(In Thousands)*

| COL. A | COL. B | COL. C | | COL. D | COL. E |
|---|---|---|---|---|---|
| | | ADDITIONS | | | |
| | | (1) | (2) | | |
| Description | Balance at Beginning of Period | Charged (Credited)to Costs and Expenses | Charged to Other Accounts –Describe | Deductions | Balance at End of Period |
| Deductions from asset accounts: | | | | | |
| Allowance for doubtful accounts: | | | | | |
| Year ended December 31, 2009 | $ 126 | $ 92 | | $ 9 (a) | $ 209 |
| Year ended December 31, 2008 | $ 127 | | | $ 1 (a) | $ 126 |
| Year ended December 31, 2007 | $ 155 | | | $ 28 (a) | $ 127 |
| Allowance for discounts: | | | | | |
| Year ended December 31, 2009 | $ 449 | $4,869 | | $4,826 (b) | $ 492 |
| Year ended December 31, 2008 | $ 233 | $1,370 | | $1,154 (b) | $ 449 |
| Year ended December 31, 2007 | $ 206 | $ 998 | | $ 971 (b) | $ 233 |
| Excess and obsolete inventory reserve: | | | | | |
| Year ended December 31, 2009 | $3,569 | $ 239 | | $1,081 (c) | $2,727 |
| Year ended December 31, 2008 | $4,143 | $1,163 | | $1,737 (c) | $3,569 |
| Year ended December 31, 2007 | $5,516 | $ 755 | | $2,128 (c) | $4,143 |

(a) Accounts written off
(b) Discounts taken
(c) Inventory written off

Exhibit 23.1

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the Registration Statements (Nos. 333-84677 and 333-53234) on Form S-8 of Sturm, Ruger & Company, Inc. of our reports dated February 24, 2010 relating to our audits of the financial statements, the financial statement schedule and internal control over financial reporting, which appear in this Annual Report on Form 10-K of Sturm, Ruger & Company, Inc. for the year ended December 31, 2009.

McGladrey & Pullen, LLP
Stamford, Connecticut
February 24, 2010

EXHIBIT 31.1

## CERTIFICATION

I, Michael O. Fifer, certify that:

1. I have reviewed this annual report on Form 10-K (the "Report") of Sturm, Ruger & Company, Inc. (the "Registrant");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects, the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

   d) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: February 24, 2010

S/MICHAEL O. FIFER
Michael O. Fifer
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Thomas A. Dineen, certify that:

1. I have reviewed this annual report on Form 10-K (the "Report") of Sturm, Ruger & Company, Inc. (the "Registrant");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects, the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

   d) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: February 24, 2010

S/THOMAS A. DINEEN
Thomas A. Dineen
Vice President, Treasurer and
Chief Financial Officer

EXHIBIT 32.1

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Sturm, Ruger & Company, Inc. (the "Company") for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael O. Fifer, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respect, the financial condition and results of operations of the Company.

Date: February 24, 2010

S/MICHAEL O. FIFER
Michael O. Fifer
Chief Executive Officer

A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Sturm, Ruger & Company, Inc. (the "Company") for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas A. Dineen, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respect, the financial condition and results of operations of the Company.

Date: February 24, 2010

S/THOMAS A. DINEEN
Thomas A. Dineen
Vice President, Treasurer and
Chief Financial Officer

A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.